SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2018
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 19º e 20º andares
São Paulo, Estado de São Paulo
CEP 04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	1
Parent Company Financial Statements
Balance Sheet – Assets	2
Balance Sheet – Liabilities	3
Statement of Income	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Statement of Changes in Shareholders’ Equity
01/01/2018 to 03/31/2018	7
01/01/2017 to 03/31/2017	8
Statement of Value Added	9
Consolidated Financial Statements
Balance Sheet - Assets	10
Balance Sheet - Liabilities	11
Statement of Income	12
Statement of Comprehensive Income	13
Statement of Cash Flows	14
Statement of Changes in Shareholders’ Equity
01/01/2018 to 03/31/2018	16
01/01/2017 to 03/31/2017	17
Statement of Value Added	18
Comments on the Company’s Consolidated Performance	19
Notes to the quarterly financial information	32
Comments on the Performance of Business Projections	82
Reports and Statements
Unqualified Independent Auditors’ Review Report	84
Officers Statement on the Financial Statements	86
Officers Statement on Auditor's Report	87

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 03/31/2018
Paid-in Capital
Common	1,387,524,047
Preferred	0
Total	1,387,524,047
Treasury Shares
Common	30,391,000
Preferred	0
Total	30,391,000

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Parent Company Financial Statements / Balance Sheet - Assets
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2018	12/31/2017
1	Total Assets	39,674,847	42,365,935
1.01	Current assets	7,701,212	7,642,103
1.01.01	Cash and cash equivalent	921,589	393,504
1.01.02	Financial investments	727,246	716,461
1.01.02.02	Financial investments at amortized cost	727,246	716,461
1.01.03	Trade receivables	2,221,671	2,966,706
1.01.04	Inventory	3,136,761	2,951,352
1.01.08	Other current assets	693,945	614,080
1.01.08.03	Others	693,945	614,080
1.02	Non-current assets	31,973,635	34,723,832
1.02.01	Long-term assets	2,349,103	2,267,226
1.02.01.09	Other non-current assets	2,349,103	2,267,226
1.02.02	Investments	20,124,494	22,894,885
1.02.03	Property, plant and equipment	9,443,432	9.502,411
1.02.04	Intangible assets	56,606	59,310

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Parent Company Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
		03/31/2018	12/31/2017
2	Total liabilities	39,674,847	42,365,935
2.01	Current liabilities	9,641,838	9,175,980
2.01.01	Payroll and related taxes	121,866	133,774
2.01.02	Trade payables	2,266,775	1,787,392
2.01.03	Tax payables	111,427	86,496
2.01.04	Borrowings and financing	6,522,980	6,578,171
2.01.05	Other payables	567,211	515,561
2.01.06	Provisions	51,579	74,586
2.01.06.01	Provision for tax, social security, labor and civil risks	51,579	74,586
2.02	Non-current liabilities	23,065,239	26,162,582
2.02.01	Long term Borrowings and financing	18,730,178	22,454,846
2.02.02	Other payables	46,087	57,599
2.02.03	Deferred Taxes	1,030,209	570,559
2.02.04	Provisions	3,258,765	3,079,578
2.02.04.01	Provision for tax, social security, labor and civil risks	582,412	555,459
2.02.04.02	Other provisions	2,676,353	2,524,119
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	242,529	248,918
2.02.04.02.04	Pension and healthcare plan	908,721	908,721
2.02.04.02.05	Provision for losses on investments	1,525,103	1,366,480
2.03	Shareholders’ equity	6,967,770	7,027,373
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	180,174	(1,291,689)
2.03.08	Other comprehensive income	2,247,566	3,779,032

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Parent Company Financial Statements / Statements of Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
3.01	Revenues from sale of goods and rendering of services	3,028,977	2,486,216
3.02	Costs from sale of goods and rendering of services	(2,337,373)	(1,959,313)
3.03	Gross profit	691,604	526,903
3.04	Operating expenses/income	1,632,771	(152,046)
3.04.01	Selling expenses	(154,662)	(163,525)
3.04.02	General and administrative expenses	(73,543)	(60,579)
3.04.04	Other operating income	1,938,914	3,582
3.04.05	Other operating expenses	(103,815)	(75,872)
3.04.06	Equity in results of affiliated companies	25,877	144,348
3.05	Profit before financial income (expenses) and taxes	2,324,375	374,857
3.06	Financial income (expenses)	(392,862)	(292,183)
3.06.01	Financial income	30,326	81,728
3.06.02	Financial expenses	(423,188)	(373,911)
3.06.02.01	Net exchange differences over financial instruments	(1,996)	307,177
3.06.02.02	Financial expenses	(421,192)	(681,088)
3.07	Profit (loss) before taxes	1,931,513	82,674
3.08	Income tax and social contribution	(459,650)	2,956
3.09	Profit (loss) from continued operations	1,471,863	85,630
3.11	Profit (loss) for the year	1,471,863	85,630

3.99.01.01	Common shares	1.08454	0.06310
3.99.02.01	Common shares	1.08454	0.06310

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Parent Company Statements / Statement of Comprehensive Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
4.01	(Loss) profit for the year	1,471,863	85,630
4.02	Other comprehensive income	(1,531,466)	167,792
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	30
4.02.02	Cumulative translation adjustments for the year	37,958	(39,643)
4.02.03	Fair value through other comprehensive income	(1,559,680)	53,299
4.02.5	(Loss) / gain on the percentage change in investments	-	2,814
4.02.8	Gain (loss) on cash flow hedge accounting	(18,646)	133,044
4.02.10	Realization of cash flow hedge accounting reclassified to income statement	13,732	16,402
4.02.11	Gain (Loss) on net investment hedge from investments in affiliates	(4,860)	1,846
4.03	Comprehensive income for the year	(59,603)	253,422

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Parent Company Financial Statements / Statements of Cash Flows – Indirect Method (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
6.01	Net cash from operating activities	4,361,055	(167.443)
6.01.01	Cash from operations	519,750	427.478
6.01.01.01	Profit (loss) for the period	1,471,863	85.630
6.01.01.02	Financial charges in borrowing and financing raised	383,382	608,474
6.01.01.03	Financial charges in borrowing and financing granted	(9,680)	(13,720)
6.01.01.04	Depreciation, depletion and amortization	142,547	170,254
6.01.01.05	Equity in results of affiliated companies	(25,877)	(144,348)
6.01.01.06	Deferred tax	459,650	(2,956)
6.01.01.07	Provision for tax, social security, labor, civil and environmental risks	3,946	15,714
6.01.01.08	Exchange differences, net	30,811	(301,616)
6.01.01.09	Write-off and net reversal losses	16	2,742
6.01.01.10	Provision for environmental liabilities and decommissioning of assets	(6,389)	868
6.01.01.11	Shares classified as fair value through profit or loss	(1,936,389)	0
6.01.01.13	Others	5,870	6,436
6.01.02	Changes in assets and liabilities	3,841,305	(594,921)
6.01.02.01	Trade receivables - third parties	3,037	(150,012)
6.01.02.02	Trade receivables - related parties	(70,816)	(59,418)
6.01.02.03	Inventories	(185,409)	(266,794)
6.01.02.04	Receivables - related parties	4,141,385	474,367
6.01.02.05	Tax assets	(53,572)	(44,811)
6.01.02.06	Judicial deposits	(12,502)	(10,466)
6.01.02.09	Trade payables	479,383	184,644
6.01.02.10	Payroll and related taxes	(11,908)	(1,133)
6.01.02.11	Taxes in installments – REFIS	24,933	(5,028)
6.01.02.13	Payables to related parties	(7,765)	(15,285)
6.01.02.15	Interest paid	(462,122)	(738,016)
6.01.02.16	Interest received - Related Parties	1,522	187
6.01.02.19	Others	(4,861)	36,844
6.02	Net cash used in investing activities	(86,620)	(93,231)
6.02.01	Advance for future capital increase	(10,033)	(7,410)
6.02.02	Purchase of property, plant and equipment	(77,246)	(105,372)
6.02.04	Capital increase - subsidiary	-	0
6.02.05	Intercompany loans granted	(36,362)	(14,524)
6.02.06	Intercompany loans received	8,429	7,297
6.02.07	Exclusive funds	-	(95)
6.02.08	Financial Investments, net of redemption	(10,785)	26,873
6.02.09	Cash received from the sale of Usiminas shares	39,377	0
6.03	Net cash used in financing activities	(3,746,350)	(244,599)
6.03.01	Borrowings and financing raised, net of transaction cost	-	0
6.03.02	Borrowings and financing, related parties	-	0
6.03.03	Transaction Costs	(24,025)	0
6.03.04	Amortization of borrowings and financing	(440,899)	(215,207)
6.03.05	Amortization of borrowings and financing - related parties	(3,281,426)	(29,392)
6.04	Exchange rate on translating cash and cash equivalents	-	(183)
6.05	Increase (decrease) in cash and cash equivalents	528,085	(505,456)
6.05.01	Cash and equivalents at the beginning of the year	393,504	1,466,746
6.05.02	Cash and equivalents at the end of the year	921,589	961,290

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2018 to 03/31/2018
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373
5.03	Adjusted opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373
5.05	Total comprehensive income	-	-	-	1,471,863	(1,531,466)	(59,603)
5.05.01	Profit (loss) for the period	-	-	-	1,471,863	-	1,471,863
5.05.02	Other comprehensive income	-	-	-	-	(1,531,466)	(1,531,466)
5.05.02.04	Translation adjustments for the year	-	-	-	-	37,958	37,958
5.05.02.06	Actuarial gains/(Losses) on pension plan, net of taxes	-	-	-	-	30	30
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	(1,559,680)	(1,559,680)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(4,914)	(4,914)
5.05.02.09	(Loss) / gain on foreign investments	-	-	-	-	(4,860)	(4,860)
5.07	Closing balance	4,540,000	30	-	180,174	2,247,566	6,967,770

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Parent Company Financial Statements / Statement of Changes in Equity - 01/01/2017 to 03/31/2017
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528
5.05	Total comprehensive income	-	-	-	85,630	167,792	253,422
5.05.01	Profit (loss) for the period	-	-	-	85,630	-	85,630
5.05.02	Other comprehensive income	-	-	-	-	167,792	167,792
5.05.02.04	Translation adjustments for the year	-	-	-	-	(39,643)	(39,643)
5.05.02.06	Actuarial gains/(Losses) on pension plan, net of taxes	-	-	-	-	30	30
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	53,299	53,299
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	-	2,814	2,814
5.05.02.09	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	149,446	149,446
5.05.02.10	(Loss) / gain on foreign investments	-	-	-	-	1,846	1,846
5.07	Closing balance	4,540,000	30	-	(1,216,331)	3,124,251	6,447,950

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Parent Company Financial Statements / Statement of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
7.01	Revenues	5,679,845	3,046,543
7.01.01	Sales of products and rendering of services	3,750,436	3,038,748
7.01.02	Other revenues	1,936,419	2,110
7.01.04	Allowance for (reversal of) doubtful accounts	(7,010)	5,685
7.02	Raw materials acquired from third parties	(2,716,816)	(2,235,392)
7.02.01	Cost of sales and services	(2,433,300)	(1,980,282)
7.02.02	Materials, electric power, outsourcing and other	(285,278)	(258,922)
7.02.03	Impairment/recovery of assets	1,762	3,812
7.03	Gross value added	2,963,029	811,151
7.04	Retentions	(142,547)	(170,254)
7.04.01	Depreciation, amortization and depletion	(142,547)	(170,254)
7.05	Wealth created	2,820,482	640,897
7.06	Value added received	84,720	208,755
7.06.01	Equity in income of affiliates	25,877	144,348
7.06.02	Financial income	30,326	81,728
7.06.03	Others	28,517	(17,321)
7.06.03.01	Others and exchange gains	28,517	(17,321)
7.07	Wealth for distribution	2,905,202	849,652
7.08	Wealth distributed	2,905,202	849,652
7.08.01	Personnel	298,847	292,020
7.08.01.01	Salaries and wages	220,044	221,052
7.08.01.02	Benefits	62,275	56,293
7.08.01.03	Severance payment (FGTS)	16,528	14,675
7.08.02	Taxes, fees and contributions	680,901	117,347
7.08.02.01	Federal	604,936	91,158
7.08.02.02	State	75,962	26,191
7.08.02.03	Municipal	3	(2)
7.08.03	Remuneration on third-party capital	453,591	354,655
7.08.03.01	Interest	421,192	681,020
7.08.03.02	Leases	2,212	2,499
7.08.03.03	Others	30,187	(328,864)
7.08.03.03.01	Others and exchange losses	30,187	(328,864)
7.08.04	Remuneration on Shareholders' capital	1,471,863	85,630
7.08.04.03	Retained earnings (accumulated losses)	1,471,863	85,630
7.08.05	Others	0	0
7.08.05.01	Gain (loss) on discontinued operations	0	0

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter	Previous Year
		03/31/2018	12/31/2017
1	Total Assets	44,841,710	45,209,970
1.01	Current assets	11,110,356	11,881,496
1.01.01	Cash and cash equivalent	2,234,154	3,411,572
1.01.02	Financial investments	729,027	735,712
1.01.02.02	Financial investments measured at amortized cost	729,027	735,712
1.01.03	Trade receivables	2,230,749	2,276,215
1.01.04	Inventory	4,902,125	4,464,419
1.01.08	Other current assets	1,014,301	993,578
1.01.08.03	Others	1,014,301	993,578
1.02	Non-current assets	33,731,354	33,328,474
1.02.01	Long-term assets	2,672,981	2,591,594
1.02.01.06	Deferred tax assets	79,513	63,119
1.02.01.09	Other non-current assets	2,593,468	2,528,475
1.02.02	Investments	5,865,593	5,499,995
1.02.03	Property, plant and equipment	17,923,452	17,964,839
1.02.04	Intangible assets	7,269,328	7,272,046

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Consolidated Financial Statements / Balance Sheet – Liabilities
(R$ thousand)
Code	Description	Current Quarter	Previous Year
	03/31/2018		12/31/2017
2	Total liabilities	44,841,710	45,209,970
2.01	Current liabilities	9,492,525	10,670,050
2.01.01	Payroll and related taxes	233,216	252,418
2.01.02	Trade payables	3,077,448	2,460,774
2.01.03	Tax payables	269,302	264,097
2.01.04	Borrowings and financing	5,178,612	6,526,902
2.01.05	Other payables	646,345	1,059,901
2.01.06	Provisions	87,602	105,958
2.01.06.01	Provision for tax, social security, labor and civil risks	87,602	105,958
2.02	Non-current liabilities	27,125,565	26,251,691
2.02.01	Long term Borrowings and financing	23,335,287	22,983,942
2.02.02	Other payables	133,817	129,323
2.02.03	Deferred tax liabilities	1,674,988	1,173,559
2.02.04	Provisions	1,981,473	1,964,867
2.02.04.01	Provision for tax, social security, labor and civil risks	739,009	719,133
2.02.04.02	Other provisions	1,242,464	1,245,734
2.02.04.02.03	Provision for environmental liabilities and decommissioning of assets	333,743	337,013
2.02.04.02.04	Pension and healthcare plan	908,721	908,721
2.03	Consolidated Shareholders’ equity	8,223,620	8,288,229
2.03.01	Share Capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04.02	Earnings reserves	238,976	238,976
2.03.04.09	Treasury shares	(238,976)	(238,976)
2.03.05	Accumulated profit/(losses)	180,174	(1,291,689)
2.03.08	Other comprehensive income	2,247,566	3,779,032
2.03.09	Profit attributable to the non-controlling interests	1,255,850	1,260,856

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Consolidated Financial Statements / Statements of Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
3.01	Revenues from sale of goods and rendering of services	5,065,950	4,411,596
3.02	Costs from sale of goods and rendering of services	(3,684,743)	(3,093,474)
3.03	Gross profit	1,381,207	1,318,122
3.04	Operating expenses/income	1,257,703	(566,335)
3.04.01	Selling expenses	(456,503)	(369,792)
3.04.02	General and administrative expenses	(107,573)	(118,459)
3.04.04	Other operating income	1,945,587	6,499
3.04.05	Other operating expenses	(148,659)	(105,688)
3.04.06	Equity in results of affiliated companies	24,851	21,105
3.05	Profit before financial income (expenses) and taxes	2,638,910	751,787
3.06	Financial income (expenses)	(593,704)	(497,224)
3.06.01	Financial income	42,896	116,519
3.06.02	Financial expenses	(636,600)	(613,743)
3.06.02.01	Net exchange differences over financial instruments	(113,344)	172,744
3.06.02.02	Financial expenses	(523,256)	(786,487)
3.07	Profit (loss) before taxes	2,045,206	254,563
3.08	Income tax and social contribution	(558,711)	(136,948)
3.09	Profit (loss) from continued operations	1,486,495	117,615
3.11	Consolidated Profit (loss) for the year	1,486,495	117,615
3.11.01	Profit attributable to the controlling interests	1,471,863	85,630
3.11.02	Profit attributable to the non-controlling interests	14,632	31,985
3.99.01.01	Common shares	1.08454	0.06310
3.99.02.01	Common shares	1,08454	0.06310

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Consolidated Financial Statements / Statement of Comprehensive Income (R$ thousand)
		Year to date	YTD previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
4.01	Consolidated profit (loss) for the year	1,486,495	117,615
4.02	Other comprehensive income	(1,531,466)	167,792
4.02.01	Actuarial gains over pension plan of affiliates, net of taxes	30	30
4.02.04	Cumulative translation adjustments for the year	37,958	(39,643)
4.02.05	Fair value through other comprehensive income	(1,559,680)	53,299
4.02.07	(Loss) / gain on the percentage change in investments	-	2,814
4.02.09	Gain (loss) on cash flow hedge accounting	(18,646)	133,044
4.02.11	Realization of cash flow hedge accounting reclassified to income statement	13,732	16,402
4.02.12	Gain (Loss) on hedge of net investment in foreign operations.	(4,860)	1,846
4.03	Consolidated comprehensive income for the year	(44,971)	285,407
4.03.01	Attributed to controlling Shareholders	(59,603)	253,422
4.03.02	Attributed to non-controlling Shareholders	14,632	31,985

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Consolidated Financial Statements / Statements of Cash Flows – Indirect Method
(R$ thousand)

		Year to date	YTD previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
6.01	Net cash from operating activities	459,217	(104,517)
6.01.01	Cash from operations	822,335	929,170
6.01.01.01	Profit (loss) attributable to the controlling interests	1,471,863	85,630
6.01.01.02	Profit (loss) attributable to the non-controlling interests	14,632	31,985
6.01.01.03	Financial charges in borrowing and financing raised	462,685	686,998
6.01.01.04	Financial charges in borrowing and financing granted	-11,175	(16,276)
6.01.01.05	Depreciation, depletion and amortization	315,872	401,276
6.01.01.06	Equity in in results of affiliated companies	-24,851	(21,105)
6.01.01.07	Deferred tax	438,797	22,793
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	1,046	17,478
6.01.01.09	Exchange differences, net	51,488	(272,176)
6.01.01.10	Gain (loss) from derivative financial instruments	-	(13,224)
6.01.01.11	Shares classified as fair value through profit or loss	(1,936,389)	-
6.01.01.12	Write-off and net reversal losses	1,780	2,572
6.01.01.14	Provision for environmental liabilities and decommissioning of assets	(3,270)	2,518
6.01.01.15	Others	39,857	701
6.01.02	Changes in assets and liabilities	(363,118)	(1,033,687)
6.01.02.01	Trade receivables - third parties	112,946	87,436
6.01.02.02	Trade receivables - related parties	(24,304)	(21,349)
6.01.02.03	Inventories	(420,862)	(312,169)
6.01.02.04	Receivables - related parties	(10,408)	1,727
6.01.02.05	Tax assets	(1,156)	(2,852)
6.01.02.06	Judicial deposits	(12,443)	(15,347)
6.01.02.08	Trade payables	606,335	192,477
6.01.02.09	Payroll and related taxes	(19,827)	(1,670)
6.01.02.10	Taxes in installments – REFIS	1,673	(56,195)
6.01.02.11	Payables to related parties	4,605	(8,654)
6.01.02.13	Interest paid	(617,864)	(929,979)
6.01.02.14	Dividends received	-	187
6.01.02.16	Others	18,187	32,701
6.02	Net cash used in investing activities	(213,570)	(153,386)
6.02.02	Purchase of property, plant and equipment	(223,270)	(188,306)
6.02.04	Receivable/(payable) from derivative financial instruments	-	15,200
6.02.06	Acquisition of intangible assets	-	(267)
6.02.07	Intercompany loans granted	(36,362)	(15,188)
6.02.08	Intercompany loans received	-	9,472
6.02.09	Financial Investments, net of redemption	6,685	25,703
6.02.10	Cash received from the sale of Usiminas shares	39,377	-
6.03	Net cash used in financing activities	(1,423,065)	(306,516)
6.03.01	Borrowings and financing raised, net of transaction cost	1,320,776	-
6.03.02	Transaction cost	(51,156)	-
6.03.03	Amortization of borrowings and financing	(2,190,683)	(306,516)
6.03.04	Dividends paid	(502,002)	-
6.04	Exchange rate on translating cash and cash equivalents	-	9,053
6.05	Increase (decrease) in cash and cash equivalents	(1,177,418)	555,366
6.05.01	Cash and equivalents at the beginning of the year	3,411,572	4,871,162
6.05.02	Cash and equivalents at the end of the year	2,234,154	4,315,796

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2018 to 03/31/2018
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.03	Adjusted opening balances	4,540,000	30	-	(1,291,689)	3,779,032	7,027,373	1,260,856	8,288,229
5.05	Total comprehensive income	-	-	-	1,471,863	(1,531,466)	(59,603)	14,632	(44,971)
5.05.01	Profit (loss) for the year	-	-	-	1,471,863	-	1,471,863	14,632	1,486,495
5.05.02	Other comprehensive income	-	-	-	-	(1,531,466)	(1,531,466)	-	(1,531,466)
5.05.02.04	Translation adjustments for the year	-	-	-	-	37,958	37,958	-	37,958
5.05.02.06	Actuarial gains on pension plan, net of taxes	-	-	-	-	30	30	-	30
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	-	(1,559,680)	(1,559,680)	-	(1,559,680)
5.05.02.08	(Loss) / gain on cash flow hedge accounting, net of taxes	-	-	-	-	(4,914)	(4,914)	-	(4,914)
5.05.02.09	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	-	(4,860)	(4,860)	-	(4,860)
5.06	Internal changes in shareholders’ equity	-	-	-	-	-	-	(19,638)	(19,638)
5.06.04	Non-controlling interests in affiliates	-	-	-	-	-	-	(19,638)	(19,638)
5.07	Closing balance	4,540,000	30	-	180,174	2,247,566	6,967,770	1,255,850	8,223,620

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Consolidated Financial Statements / Statements of Changes in Equity - 01/01/2017 to 03/31/2017
(R$ thousand)

Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings (accumulated losses)	Other comprehensive income	Shareholders' equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.03	Adjusted opening balances	4,540,000	30	-	(1,301,961)	2,956,459	6,194,528	1,189,993	7,384,521
5.05	Total comprehensive income	-	-	-	85,630	167,792	253,422	31,985	285,407
5.05.01	Profit (loss) for the year	-	-	-	85,630	0	85,630	31,985	117,615
5.05.02	Other comprehensive income	-	-	-	0	167,792	167,792	0	167,792
5.05.02.04	Translation adjustments for the year	-	-	-	0	(39,643)	(39,643)	0	(39,643)
5.05.02.06	Actuarial gains on pension plan, net of taxes	-	-	-	0	30	30	0	30
5.05.02.07	Available-for-sale assets, net of taxes	-	-	-	0	53,299	53,299	0	53,299
5.05.02.08	(Loss) / gain on the percentage change in investments	-	-	-	0	2,814	2,814	0	2,814
5.05.02.09	(Loss) / gain on hedge accounting, net of taxes	-	-	-	0	149,446	149,446	0	149,446
5.05.02.10	(Loss) / gain on hedge of net investment in foreign operations	-	-	-	0	1,846	1,846	0	1,846
5.06	Internal changes in shareholders’ equity	-	-	-	0	0	0	9	9
5.06.04	Non-controlling interests in affiliates	-	-	-	0	0	0	9	9
5.07	Closing balance	4,540,000	30	-	(1,216,331)	3,124,251	6,447,950	1,221,987	7,669,937

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Consolidated Financial Statements / Statements of Value Added
(R$ thousand)
		Year to date	Previous year
Code	Description	01/01/2018 to 03/31/2018	01/01/2017 to 03/31/2017
7.01	Revenues	7,781,869	5,052,156
7.01.01	Sales of products and rendering of services	5,850,130	5,043,196
7.01.02	Other revenues	1,940,033	3,013
7.01.04	Allowance for (reversal of) doubtful debts	(8,294)	5,947
7.02	Raw materials acquired from third parties	(3,950,032)	(3,149,745)
7.02.01	Cost of sales and services	(3,238,366)	(2,547,733)
7.02.02	Materials, electric power, outsourcing and other	(705,475)	(605,184)
7.02.03	Impairment/recovery of assets	(6,191)	3,172
7.03	Gross value added	3,831,837	1,902,411
7.04	Retentions	(315,872)	(401,276)
7.04.01	Depreciation, amortization and depletion	(315,872)	(401,276)
7.05	Wealth created	3,515,965	1,501,135
7.06	Value added received	11,346	35,072
7.06.01	Equity in income of affiliates	24,851	21,105
7.06.02	Financial income	42,896	116,519
7.06.03	Others	(56,401)	(102,552)
7.06.03.01	Others and exchange gains	(56,401)	(102,552)
7.07	Wealth for distribution	3,527,311	1,536,207
7.08	Wealth distributed	3,527,311	1,536,207
7.08.01	Personnel	557,720	529,763
7.08.01.01	Salaries and wages	436,222	416,986
7.08.01.02	Benefits	100,501	90,981
7.08.01.03	Severance payment (FGTS)	20,997	21,796
7.08.02	Taxes, fees and contributions	896,795	375,785
7.08.02.01	Federal	796,634	302,090
7.08.02.02	State	94,051	68,423
7.08.02.03	Municipal	6,110	5,272
7.08.03	Remuneration on third-party capital	586,301	513,044
7.08.03.01	Interest	523,256	786,419
7.08.03.02	Leases	6,425	6,542
7.08.03.03	Others	56,620	(279,917)
7.08.03.03.01	Others and exchange losses	56,620	(279,917)
7.08.04	Remuneration on Shareholders' capital	1,486,495	117,615
7.08.04.03	Retained earnings (accumulated losses)	1,471,863	85,630
7.08.04.04	Non-controlling interests in retained earnings	14,632	31,985

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Comments on the Company’s Consolidated Performance

1Q18 Earnings Release

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its results for the first quarter of 2018 (1Q18) in Brazilian reais, and its consolidated financial statements, which are presented in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and with the accounting practices adopted in Brazil, which are fully convergent with international accounting standards, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. The comments presented herein refer to the Company's first quarter of 2018 (1Q18) and comparisons refer to the fourth quarter of 2017 (4Q17) and first quarter of 2017 (1Q17). The Brazilian real/US dollar exchange rate was R$3.3238 as at March 31, 2018 and R$3.3080 as at December 31, 2017.

1Q18 financial and operating highlights

•         Generation of adjusted EBITDA of R$1,242MM, an increase of 3% compared to the previous quarter, with EBITDA margin of 23%, due to better performance in the mining segment.

•         Steel sales volume in the domestic market in 1Q18 reached 782 thousand tons, an increase of 27% compared to the same period in 2017.

•         Increase in the production of flat rolled products from 12% to 2% compared to 1Q17 and 4Q17, respectively.

•         Mining adjusted EBITDA reached R$442MM, an increase of 26% compared to 4Q17, with highlight for the higher average price and adjusted EBITDA margin, an increase of 8.5 p.p. compared to the previous quarter.

•         Free cash flow, before the financing activities, significantly increased in 1Q18, totaling R$544MM, compared to R$73MM in 4Q17.

•         Net profit of R$1.486MM in 1Q18, due to the gain accrued from the adjustment of the fair value of the Usiminas’ shares, which began to be recorded in profit or loss, under IFRS9.

Highlights	1Q17	4Q17	1Q18	Variation
1Q18	x	1Q17	1Q18	x	4Q17
Steel sales (thousand tons)	1,194	1,253	1,277	7%	2%
- Domestic market	617	770	782	27%	2%
- Subsidiaries abroad	485	401	436	(10%)	9%
- Export trade	92	82	60	(35%)	(27%)

Iron ore sales (thousand tons)	7,244	9,561	7,474	3%	(22%)
- Domestic market	1,347	1,236	1,309	(3%)	6%
- Foreign market	5,897	8,325	6,165	5%	(26%)

Consolidated profit or loss (R$ million)
Net revenue	4,412	4,993	5,066	15%	1%
Gross profit	1,318	1,413	1,381	5%	(2%)
Adjusted EBITDA¹	1,333	1,203	1,242	(7%)	3%

Adjusted net debt²	25,477	26,268	26,508	4%	1%
Adjusted cash/cash equivalents²	5,146	4,328	3,070	(40%)	(29%)
Adjusted net debt/adjusted EBITDA	5.45x	5.66x	5.82x	0.37 x	0.16 x

¹ Adjusted EBITDA is calculated based on net profit/loss, plus depreciation and amortization, income tax, net finance income (costs), share of profit (loss) of investees and other operating income (expenses), and includes the proportionate share of EBITDA of the jointly-owned subsidiaries MRS Logística and CBSI. Adjusted EBITDA includes 100% in Congonhas Minérios, 37.27% in MRS and 50% in CBSI beginning December/15.

² Adjusted net debt and adjusted cash account for, beginning December 15, 100% stake in Congonhas Minérios, 37.27% in MRS and 50% in CBSI.

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CSN´s Consolidated Result

• Net revenue in 1Q18 totaled R$5,066 million, 15% and 1% higher than those recorded in 1Q17 and 4Q17, respectively. The improvement in performance compared to 4Q17 was due to the increase in steel product prices, while in the mining segment net revenue remained stable.

• In 1Q18, cost of sales totaled R$3,685 million, an increase of 2.9% compared to 4Q17, due to coal HCC FOB Aus US$/ton (+17.0%) price increases and iron ore Platts Iron Ore Fines 62% CFR North China (+13.3%).

• In the first quarter of 2018, gross profit totaled R$1,381 million, a decrease of 2% compared to 4Q17, and decrease in gross margin by 1.0 p.p. against the same comparison basis, reaching 27.3%, due to the increase in steel costs, partially compensated by the recovery of the mining margin.

• In 1Q18, general and administrative expenses totaled R$102 million, a decrease of 9% compared to the same period in 2017, from 2.5% (1Q17) to 2.0% (1Q18) of net revenue, reflecting the dilution of expenses against an increase in revenues. Selling expenses totaled R$455 million, or 9.0% of net revenue, a growth of 0.7 p.p. compared to 1Q17 (8.3% of net revenue) due to an increase in sales for the period.

• In 1Q18, other net income (costs), totaled R$1,797 million arising mainly from the gain on the appreciation of Usiminas’ shares, which were recognized at fair value through results, under IFRS9/CPC48, effective in January 2018.

• In 1Q18, net finance costs, totaled R$594 million. Finance costs (ex-variation) continue to decrease, by virtue of the decrease in Selic rate, generating a reduction of R$264MM compared to 1Q17. The losses on inflation adjustments and exchange rate changes, in the amount of R$138 million, were partially compensated by the hedge accounting positions.

Finance income (costs) (R$ million)	1Q17	4Q17	1Q18
Finance income (costs) - IFRS	(497)	(860)	(594)
Finance income	103	48	43
Finance costs	(601)	(908)	(637)
Finance costs (ex-variation)	(787)	(683)	(523)
Exchange rate changes	186	(225)	(113)
Inflation adjustments and exchange rate changes	308	(427)	(138)
Hedge accounting	(135)	202	24
Derivative gains	13	-	1

The finance income (costs) includes 100% stake in CSN Mining, 37.27% in MRS and 50% in CBSI, beginning December/15.

• Share of profit of investees totaled R$25 million in 1Q18, compared to R$11 million in 4Q17, mainly due to the better results in MRS and Arverdi.

Share of profit of investees (R$ million)	1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
MRS Logística	39	25	33	32%	(15%)
CBSI	0	0	1	-	-
TLSA	(4)	(2)	(3)	50%	(25%)
Arvedi Metalfer BR	(1)	(5)	0	-	-
Eliminations	(13)	(8)	(6)	(25%)	(54%)
Share of profit of investees	21	11	25	127%	25%

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•          In 1Q18, the Company recorded net profit of R$1,486 million, compared to net profit of R$378 million in 4Q17, arising from the adjustment to fair value of Usiminas’ shares, which were recorded in results, under IFRS9.

Adjusted EBITDA (R$ million)	1Q17	4Q17	1Q18	Variation
1Q18	x	1Q17	1Q18	x	4Q17
Net profit (loss) for the period	118	378	1,486	1,159%	293%
(-) Depreciation	390	319	305	(22%)	(4%)
(+) Income tax and social contribution	137	(1)	559	308%	-
(+) Finance income (costs), net	497	860	594	20%	(31%)
EBITDA (ICVM 527)	1,142	1,556	2,944	158%	89%
(+) Other operating income (expenses)	99	(473)	(1,797)	-	280%
(+) Share of loss of investees	(21)	(11)	(25)	25%	127%
(-) Proportional EBITDA in jointly-owned subsidiaries	113	132	119	6%	(10%)
Adjusted EBITDA	1,333	1,204	1,242	(7%)	3%

¹The Company’s adjusted EBITDA excludes equity interest and other operating income (expenses) as these items should not be considered when calculating the cash flow generated from operating activities.

•         Adjusted EBITDA totaled R$1.242 million, compared to R$1.204 million in 4Q17, an increase of 3% due to the increase in the mining segment. Adjusted EBITDA margin reached 23.5%, an increase of 0.5 p.p. compared to the previous quarter.

Adjusted EBITDA margin is calculated based on Adjusted EBITDA divided by Adjusted net revenue, which includes 100% stake in CSN Mineração, 37.27% in MRS and 50% in CBSI, beginning December/15.

Debt

As of March 31, 2018, adjusted net debt totaled R$26,508 million, while net debt/EBITDA ratio, calculated based on the adjusted EBITDA for the last twelve months, reached 5.82x. The increase resulted from the exchange gains for the period that impacted the US dollar-denominated debt and dividends to minority shareholders for the 2015-2016 period of the former subsidiary Nacional Minérios S.A. (merged into CSN Mineração S.A.), paid in 1Q18.

 Debt (R$ million) and net debt/adjusted EBITDA(x)

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Foreign exchange exposure

The net foreign exchange exposure of the consolidated balance sheet was US$2,539 million as of March 31, 2018, as shown in the table below. It should be noted that within the net foreign exchange exposure, a liability of US$1.0 billion is included in line item “Borrowings and financing” related to the perpetual bond, which, due to its nature, will not require disbursement for settlement of the principal amount in the foreseeable future.

The hedge accounting adopted by CSN correlates the projected export inflow in US dollars with part of the scheduled debt payments in the same currency. As a result, the exchange rate changes in the US dollar-denominated debt is temporarily recorded in equity and subsequently recorded in profit or loss when revenues in US dollars from exports occur.

Foreign exchange exposure	12/31/2017	03/31/2018
(US$ thousand)	IFRS
Cash	777	244
Accounts receivable	311	322
Other	3	4
Total assets	1,091	571
Borrowings and financing	(4,333)	(4,236)
Trade payables	(98)	(175)
Other payables	(4)	(5)
Total liabilities	(4,434)	(4,417)
	-	-
Natural foreign exchange exposure (assets - liabilities)	(3,343)	(3,846)
Derivatives, net	-	-
Cash flow hedge accounting	1,318	1,307
Foreign exchange exposure, net	(2,025)	(2,539)
Perpetual bond	1,000	1,000
Foreign exchange exposure, net (ex-bond)	(1,025)	(1,539)

Investments

Investments totaled R$223 million in 1Q18, a decrease of 35% compared to 4Q17, arising mainly due to the project seasonality. The increase in mining expenses refers to the waste filtering projects and production by magnetic concentrators.

Investments (R$ million)	1Q17	2Q17	3Q17	4Q17	2017	1Q18
Steel	92	102	119	168	481	65
Mining	60	106	115	97	378	116
Cement	24	20	34	40	118	23
Logistics	13	11	19	33	76	18
Other	0	0	6	6	12	2
Total investments - IFRS	190	239	293	344	1,065	223

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Working capital

To calculate working capital, CSN adjusts its assets and liabilities as demonstrated below:

•         Accounts receivable: excludes dividends receivable, advances to employees and other receivables;

•         Inventories: includes estimated losses and excludes the spare parts, which are not part of the cash conversion cycle, and will be subsequently recorded in property, plant and equipment when consumed;

•         Advanced taxes: solely composed of income tax and social contribution included in line item “Recoverable taxes”;

•         Taxes payable: composed of line item "Taxes payable”, in current liabilities, plus taxes in installments;

•         Advances from customers: recognized in line item “Other payables”, in current liabilities;

Accordingly, working capital invested in the Company’s business totaled R$2,383 million in 1Q18, reducing the financial cycle in 14 and 28 days, compared to 4Q17 and 1Q17, respectively, reflecting the effective working capital management, mainly in relation to the extension of maturity dates for payment of raw materials.

Working capital (R$ million)	1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
Assets	5,526	5,986	6,252	266	726
Trade receivables	1,849	2,197	2,146	(51)	297
Inventories	3,562	3,783	4,064	281	502
Prepaid taxes	115	6	42	36	(72)
Liabilities	2,495	3,067	3,869	801	1,374
Trade payables	1,934	2,461	3,253	792	1,319
Payroll and related taxes	252	252	233	(19)	(18)
Taxes payable	190	286	288	2	98
Advances from customers	119	69	95	26	(24)
Working capital	3,031	2,919	2,383	(535)	(647)

Average term (days)	1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
Receipt	33	34	33	(1)	-
Payment	56	62	79	17	23
Inventories	104	95	99	4	(5)
Financial cycle	81	67	53	(14)	(28)

Business segment reporting

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

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Beginning 2013, the Company no longer proportionally consolidated its jointly-owned subsidiaries Namisa, MRS and CBSI. For purposes of preparation and presentation of the information by business segment, Management maintained the proportional consolidation of the jointly-owned subsidiaries, as historically presented. For purposes of reconciliation of the consolidated profit or loss, the amounts recorded by these companies are not included in “Corporate expenses/elimination”. After the closing of 2015, after the combination of the mining assets (Casa de Pedra, Namisa and Tecar), the consolidated profit or loss includes this new company´s information as a whole.

Net revenue by segment - 1Q18 (R$ million)

Adjusted EBITDA by segment - 1Q18 (R$ million)

Results - 1Q18	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,674	1,152	66	331	131	91	(378)	5,066
Domestic market	2,291	219	66	331	131	91	(612)	2,515
Foreign market	1,384	933	-	-	-	-	234	2,551
CPV	(2,900)	(795)	(46)	(244)	(125)	(66)	493	(3,685)
Gross profit	774	356	20	87	5	24	115	1,381
SG&A	(234)	(21)	(10)	(23)	(20)	(7)	(249)	(564)
Depreciation	150	106	4	65	27	4	(51)	305
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	119	119
Adjusted EBITDA	690	442	14	128	12	22	(66)	1,242

Results - 4Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,435	1,175	71	365	106	104	(263)	4,993
Domestic market	2,147	175	71	365	106	104	(595)	2,372
Foreign market	1,287	1,001	-	-	-	-	333	2,621
CPV	(2,670)	(909)	(45)	(259)	(106)	(71)	480	(3,580)
Gross profit	765	266	26	106	(0)	33	217	1,413
SG&A	(204)	(37)	(8)	(27)	(22)	(7)	(356)	(660)
Depreciation	153	121	4	63	25	2	(49)	319
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	132	132
Adjusted EBITDA	713	351	22	142	3	28	(56)	1,204

Results - 1Q17	Steel	Mining	Logistics (Port)	Logistics (Railway)	Cement	Energy	Corporate expenses/ elimination	Consolidated
(R$ million)
Net revenue	3,071	1,174	55	323	126	90	(428)	4,412
Domestic market	1,789	190	55	323	126	90	(584)	1,990
Foreign market	1,283	984	-	-	-	-	156	2,422
CPV	(2,395)	(636)	(37)	(280)	(130)	(69)	454	(3,093)
Gross profit	677	538	18	43	(4)	21	25	1,318
SG&A	(235)	(40)	(7)	(24)	(19)	(7)	(156)	(488)
Depreciation	169	123	3	104	35	4	(48)	390
Proportional EBITDA - jointly-owned subsidiaries	-	-	-	-	-	-	113	113
Adjusted EBITDA	610	620	14	123	12	19	(65)	1,333

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CSN’s Steel Results

According to the World Steel Association (WSA), the global crude steel production totaled 426.6 million tons (Mton) in 1Q18, an increase of 4.1% compared to 1Q17. Asia produced 294.1 Mton in 1Q18, an increase of 4.6% compared to the same period in 2017, while the European Union and North America increased by 0.9% and 1.9%, respectively, on the same comparison basis.

• In 1Q18, CSN’s plate production totaled 1,050 thousand tons, an increase of 5% compared to 1Q17. In turn, the production of flat rolled products in 1Q18 increased by 2% and 12% compared to 4Q17 and 1Q17, respectively, totaling 1,023 thousand tons. According to the Brazilian Steel Institute (IABr), in the first quarter of 2018, the domestic sales totaled 4.4 million tons of steel, an increase of 11.4% compared to the first three months of prior year. The apparent consumption totaled 4.9 million tons, an increase of 8.3% compared to the same period of last year. Brazilian steel production totaled 8.6 million tons, an increase of 4.9%. The estimated domestic sales increased from 4.1% to 6.6% (18 million tons) in 2018.

Steel production	1Q17	4Q17	1Q18	Variation
(thousand tons)				1Q18	x	4Q17	1Q18	x	1Q17
Total plates (UPV + third parties)	999	1,099	1,050	(5%)			5%
Plate production	982	1,099	1,050	(4%)			7%
Third-party plates	18	0	0	(100%)			(100%)
Total flat rolled products	874	959	978	2%			12%
Total long rolled products	53	45	40	(11%)			(25%)

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•           CSN’s total sales reached 1,277 thousand tons of steel products in 1Q18, an increase of 2% compared to 4Q17.

•          In 1Q18 the steel volume sold by CSN in the domestic market totaled 782 thousand tons, an increase of 2% compared to 4Q17 and 27% compared to 1Q17. The expansion of the automotive and OEM market significantly increased the cold rolled flat steel products (+33% - 1Q18x1Q17) and galvanized items (+54%- 1Q18x1Q17). Out of this total, 737 thousand tons refers to flat steel products 45 thousand tons to long steel products.

•         In the foreign market, CSN’s sales in 1Q18 totaled 496 thousand tons, an increase of 2.5% compared to the immediately prior quarter. In this period, 60 thousand tons were directly exported and 436 thousand tons were sold by the foreign subsidiaries, out of which 118 thousand tons by LLC, 216 thousand tons by SWT and 102 thousand tons by Lusosider.

•         In 1Q18, CSN maintained its high share of coated products as a percentage of total sales volume, following the strategy of adding more value to its product mix. Sales of coated products such as galvanized items and metallic sheets accounted for 53% of flat steel sales, considering all markets in which the Company operates. In the foreign market, coated products accounted for 81% of flat steel sales in 1Q18.

    According to ANFAVEA (National Association of Automobile Manufacturers), in the first quarter of 2018, the production of vehicles, light commercial vehicles, trucks and buses totaled 669,657 thousand units, an increase of 14.6%, compared to the same period of prior year. The exports maintained good performance, totaling 180,200 thousand vehicles sold, an increase of 3.3% compared to the same period of prior year. Anfavea estimates an increase of 13.2% in vehicles produced in, for 3.05 million units.

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According to ABRAMAT(Brazilian Association of Building Material Industry), the accumulated building material salesdecreased by 6.3% through March 2018, compared to 1Q17; however, the association estimates an increase between 1% and 2% in the industry revenues.

According to IBGE (Brazilian Institute of Geography and Statistics), the home appliance productionincreased in the first six-month period of 2018, an increase of 4.3% and 28.3%, in white and brown lines, respectively.

According to INDA (National Institute of Steel Distributors) in 1Q18, distribution purchases increased by 4.4%,while flat steel sales increased by 13.8%compared to 1Q17. Accumulated imports through March 2018 increased by 2.9%compared to the same period in 2017, a total volume of 302.7 thousand tons.

•         Net revenue totaled R$3,674 million in 1Q18, an increase of 7% and 20% compared to 4Q17 and 1Q17, respectively, mainly due to an increase in sales in the domestic market and higher average steel prices, both in the domestic market (+6% compared to 4Q17) and foreign market (+5% compared to 4Q17).

•          Cost of salesin 1Q18increased by 8.6% compared to 4Q17, totaling R$2,900 million, mainly due to the increase in raw material prices (coal, iron ore, coke and pellets), non-scheduled maintenances and adverse climate condition.

•         Plate production cost in 1Q18 totaled R$1,474/t, an increase of 14% compared to 4Q17. The increase in the prices of the main raw materials, due to the abovementioned operational events, will be balanced in the next quarters.

•         Adjusted EBITDA totaled R$690 million in 1Q18, a decrease of 3.2% compared to R$713 million in 4Q17, due to CPV increase. The adjusted EBITDA margin in 1Q18 reached 18.8%, or a decrease of 2.0p.p. compared to the immediately prior quarter.

CSN’s Mining Results

In 1Q18, the expansion of the Chinese steel production aligned with the increase in the steel price in the foreign market positively impacted the iron ore prices. In this regard, iron ore price ratio in 1Q18 reached US$74.26/dmt (Platts, Fe62%, N. China), on average, a 13% increase compared to 4Q17; however, a decrease of 13% compared to 1Q17, with an average of US$85.64/dmt.

In relation to maritime freight, the BCI-C3 (Tubarão-Qingdao) route reached an average of US$15.60/wmt in 1Q18, a decrease of 16% compared to the prior quarter. In addition to the ore price, another positive factor in this quarter was the decrease in silica discounts, and the respective market discount has significantly decreased by 17% in 1Q18 compared to 4Q17.

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• In 1Q18, iron ore production totaled 6.2 million tons, a decrease of 4% compared to 4Q17, mainly due to the high rainfall index in the period and limitations on our tailing dam utilization. Iron ore purchases totaled 1,487 thousand tons in 1Q18, a decrease of 19% compared to 4Q17.

• Iron ore sales totaled 7.5 million tons in 1Q18, an increase of 3% compared to 1Q17, out of which 1.3 million tons were sold to Presidente Vargas Plant.

Mining production and sales volume	1Q17	4Q17	1Q18	Variation
(thousand tons)	1Q18	x	4Q17	1Q18	x	1Q17
Iron ore production	7,858	6,378	6,129	(4%)	(22%)
Ore purchased from third parties	137	1,828	1,487	(19%)	988%
Total production + purchases	7,995	8,206	7,616	(7%)	(5%)
Sales to UPV	1,347	1,236	1,309	6%	(3%)
Volume sold to third parties	5,897	8,325	6,165	(26%)	5%
Total sales	7,244	9,561	7,474	(22%)	3%

  The production and sales volumes considered a 100% stake in CSN Mineração.

• In 1Q18, mining net revenue totaled R$1.152 million, a decrease of 2% compared to the immediately prior quarter due to the decrease in sales volumes (-22%), compensated by the increase in the market prices, as well as the respective realization by the company. The CIF+FOB unit revenue in 1Q18 totaled US$55.9/wmt, an increase of 12% compared to the prior quarter.

Realized iron ore price by CSN Mineração

(CIF+FOB* - US$/wmt delivered in China)

*Beginning 4Q16, the company started to report the realized iron ore price considering the sum of the CIF and FOB values, as shown above.

• Mining sales cost totaled R$795 million in 1Q18, a decrease of 13% compared to 4Q17, due to the decrease in the sales volume in the period (-22%).

• Adjusted EBITDA totaled R$442 million in 1Q18, an increase of 26% compared to 4Q17. Adjusted EBITDA margin reached 38% in 1Q18, or an increase of 8,5p.p. compared to 4Q17, mainly due to the increase in realized prices, lower freight/ton ratio and decrease in the silica discounts in the period.

CSN’s Logistics Results

Railway logistics: In 1Q18, net revenue totaled R$331 million, generating adjusted EBITDA of R$128 million and adjusted EBITDA margin of 39%.

Port logistics: In 1Q18, Sepetiba Tecon shipped 219 thousand tons of steel products, in addition to 31 thousand tons of general cargo and approximately 65 thousand containers. In 1Q18, net revenue totaled R$66 million, generating adjusted EBITDA of R$14 million and adjusted EBITDA margin of 21%.

Sepetiba TECON highlights	1Q17	4Q17	1Q18	Variation
				1Q18	x	4Q17	1Q18	x	1Q17
Container volume (thousand units)	30	69	65	(6%)			117%
Steel volume (thousand ton)	275	253	219	(13%)			(20%)
General cargo volume (thousand ton)	5	3	31	933%			520%

CSN’s Cement Results

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In the first quarter of 2018, cement sales in the domestic market totaled 12.6 million tons, according to the preliminary industry data, disclosed by the SNIC (National Cement Industry Union), a decrease of 3.0% compared to the first quarter of 2017.

According to the SNIC data, sales volume in the first quarter was slightly below the estimated volume, due to the strong rainfall index in February and March, which impacted the sales performance. For 2018, SNIC estimates an increase between 1% and 2% in cement sales compared to the sales in 2017.

In 1Q18, cement sales totaled 806 thousand tons, an increase of 22% compared to 4Q17, representing net revenue of R$131 million. Adjusted EBITDA reached R$12 million (+346%), with adjusted EBITDA margin of 9.3%, or an increase of 6.7p.p. compared to the prior quarter, due to the increased prices and volumes.

Cement highlights	1Q17	4Q17	1Q18	Variation
(thousand tons)				1Q18	x	4Q17	1Q18	x	1Q17
Total production	817	726	775	7%			(5%)
Total sales	821	661	806	22%			(2%)

CSN’s Energy Results

According to the EPE (Energy Research Company), domestic electric energy consumption increased by 0.4% in 1Q18 compared to the same period of prior year. The electric energy consumption in the industrial sector increased by 0.8% in March 2018 compared to the past year. The residential and commercial sectors reduced the electric energy consumption by -2.6% and -2.0%, respectively, compared to March 2017.

In 1Q18, net energy revenue totaled R$91 million, with adjusted EBITDA of R$22 million and adjusted EBITDA margin of 24%.

Capital market

In the first quarter of 2018, the CSN’s shares appreciated by 5.0%, while the Ibovespa index appreciated by 11.7%. The daily traded volume (CSNA3) on B3, in turn, totaled R$103.4 million. On the New York Stock Exchange (NYSE), the Company’s American Depositary Receipts (ADRs) appreciated by 4.4%, while Dow Jones decreased by 2.9%. The daily traded volume (SID) of the Company’s ADRs on NYSE totaled US$11.0 million.

1Q18
Number of shares (in thousands)	1,387,524
Market value
Closing price (R$/share)	8.80
Closing price (US$/ADR)	2.63
Market value (R$ million)	12,210
Market value (US$ million)	3,673
Total return including dividends and interest on capital
CSNA3	5.0%
SID	4.4%
Ibovespa	11.7%
Dow Jones	(2.9%)
Volume
Daily average (thousand shares)	10,466
Daily average (R$ thousand)	103,407
Daily average (thousand ADRs)	3,636
Daily average (US$ thousand)	11,031
Source: Bloomberg

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CONSOLIDATED SALES VOLUME (thousand tons)

1Q17	4Q17	1Q18	Variation
1Q18	x	4Q17	1Q18	x	1Q17
Flat steel	566	720	737	17	171
Plate	-	1	-	(1)	-
Hot rolled	215	275	271	(4)	56
Cold rolled	118	129	157	28	39
Galvanized	157	236	242	6	85
Tin plates	77	78	67	(11)	(10)
UPV Long Steel	51	50	45	(5)	(6)
DOMESTIC MARKET	617	770	782	12	165

1Q17	4Q17	1Q18	1Q18	x	4Q17	1Q18	x	1Q17
Flat steel	349	285	280	(5)	(69)
Hot rolled	20	24	35	11	15
Cold rolled	24	8	17	9	(7)
Galvanized	258	202	191	(11)	(67)
Tin Plates	48	52	37	(15)	(11)
Long Steel (profiles)	228	198	216	18	(12)
FOREIGN MARKET	577	484	496	12	(81)

1Q17	4Q17	1Q18	1Q18	x	4Q17	1Q18	x	1Q17
Flat steel	915	1.005	1.017	12	102
Plate	-	1	-	(1)	-
Hot rolled	235	298	306	8	71
Cold rolled	141	137	174	37	33
Galvanized	415	438	433	(5)	18
Tin Plates	124	130	104	(26)	(20)
UPV Long Steel	51	50	45	(5)	(6)
Long Steel (profiles)	228	198	216	18	(12)
TOTAL MARKET	1,194	1,253	1,277	24	83

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(Expressed in thousands of reais – R$, unless otherwise stated)

1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and joint ventures are collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN is listed on the São Paulo Stock Exchange (B3 S.A. - Brasil, Bolsa, Balcão) and on the New York Stock Exchange (NYSE). Accordingly, the Company reports its information to the Brazilian Securities and Exchange Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

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The Group's main operating activities are divided into five (5) segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas steelworks (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates all operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and providing excellent services to end consumers. Its steel is used in home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, State of Minas Gerais.

Iron ore is sold basically in the international market, especially in Europe and Asia. The prices charged in these markets are historically cyclical and subject to significant fluctuations over short periods of time, driven by several factors related to global demand, strategies adopted by the major steel producers, and the foreign exchange rate. All these factors are beyond the Company’s control. The ore transportation is carried out through Terminal de Carvão e Minérios do Porto de Itaguaí – (“TECAR”), a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in the state of Rio de Janeiro. Imports of coal and coke are also carried out through this terminal by providing services to CSN’s steel segment.

The Company´s mining activities also comprise exploitation of tin in the State of Rondônia, to supply the needs of the UPV. The surplus of these raw materials is sold to subsidiaries and third parties.

•       Cement:

CSN entered the cement market boosted by the synergy between this activity and its existing businesses. Next to the Presidente Vargas Steelworks (UPV) in Volta Redonda (RJ), the Company installed a new business unit that produces CP-III type cement using slag produced by the UPV’s blast furnaces. It also exploits limestone and dolomite at the Arcos unit in the State of Minas Gerais, to meet the needs of the UPV and of the cement plant.

In the fourth quarter of 2016, the Company started the operation of its second clinker production line in Arcos/MG. As a result, the Company is self-sufficient in the production of cement, with an installed capacity of 4.7 million tons per year.

•       Logistics

Railroads:

CSN has interests in three railroad companies: MRS Logística S.A., which manages the Southeast Railway System of the former Rede Ferroviária Federal S.A. (“RFFSA”), Transnordestina Logística S.A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which has the concession to operate the former Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the rail links of Missão Velha-Salgueiro, Salgueiro-Trindade, Trindade-Eliseu Martins, Salgueiro-Porto de Suape and Missão Velha-Porto de Pecém (Railway System II), still under construction and FTL being responsible for the rail links of São Luiz-Mucuripe, Arrojado-Recife, Itabaiana-Cabedelo, Paula Cavalcante-Macau and Propriá-Jorge Lins (Railway System I).

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Ports:

The Company operates in the State of Rio de Janeiro, through its subsidiary Sepetiba Tecon S.A., the Container Terminal (“TECON”) and through its subsidiary CSN Mineração S.A.(“CSN Mineração”), TECAR, both at the Itaguaí Port. Locate in the Bay of Sepetiba, they have privileged highway, railroad and maritime access.

At TECON, shipment of CSN´s steel products, movement of containers, storage, consolidation and deconsolidation of cargo are carried out and, at TECAR, the shipment of iron ore to overseas market and the unloading of coal and other products, such as petroleum coke, sulfur and zinc concentrate for our own use and for several customers.

•       Energy:

As energy is fundamental to its production process, the Company has electric energy generation assets to guarantee its self-sufficiency.

Note 25 - “Segment Information” details the financial information per CSN´s business segment.

•       Going Concern

The interim financial information was prepared based on the normal continuity of its business.

Negotiations in progress for reprofiling part of the debts do not jeopardize the Company's operating continuity and Management does not have any other relevant operational restructuring plan that implies a change to the conclusion of the operational continuity. Further disclosures on the bases for evaluating the operational continuity were made in the disclosures of this subject included in the financial statements of December 31, 2017, approved by Management on March 26, 2018.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

2.a) Basis of preparation

The Group’s parent company and consolidated condensed interim financial information (“condensed quarterly information”) have been prepared and are being presented in accordance with accounting practices adopted in Brazil based on the provisions of the Brazilian Corporate Law, pronouncements, guidelines and interpretations issued (CPC), standards issued by the Brazilian Securities and Exchange Commission (“CVM”) and International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standard Board (IASB) and highlight all the relevant information of the interim financial statements, and only this information, is being disclosed and corresponds to the information used by the Company's management in its activities

The condensed interim financial information has been prepared and is being presented in accordance with CPC 21 (R1) - “Interim Financial Reporting” and IAS 34 - “Interim Financial Reporting”, consistently with the standards issued by the CVM.

The significant accounting policies applied in this condensed interim financial information are consistent with the policies described in Note 02 to the Company’s financial statements for the year ended December 31, 2017, filed with CVM.

This condensed interim financial information does not include all requirements of annual or full financial statements and, accordingly, should be read in conjunction with the Company’s financial statements for the year ended December 31, 2017.

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Therefore, in this condensed interim financial information the following notes are not repeated, either due to redundancy or to the materiality in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 08 - Investments

Note 15 - Taxes in installments

Note 16 - Provision for tax, social security, labor, civil and environmental risks and judicial deposits

Note 26 – Employee benefits

Note 27 – Commitments

The parent company and consolidated condensed interim financial information was approved by Management on May 14, 2018.

2.b) Basis of presentation

The consolidated condensed interim financial information is presented in thousands of reais (R$), which is the Company’s principal functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuations when items are remeasured. The asset and liability balances are translated at the exchange rates prevailing at the end of the reporting period. As of March 31, 2018, US$1 is equivalent to R$3.3238 (R$3.3080 as of December 31, 2017) and €1 is equivalent to R$4.0850 (R$3.9693 as of December 31, 2017), according to the rates obtained from the Central Bank of Brazil website.

2.c) Basis of consolidation

The accounting policies have been consistently applied to all consolidated companies. The consolidated interim financial statements for the period ended March 31, 2018 and year ended December 31, 2017 include the following direct and indirect subsidiaries and joint ventures, as well as the exclusive funds, as described below:

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•                      Companies

	Equity interests (%)
Companies	03/31/2018	12/31/2017	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100,00	100,00	Financial transactions
CSN Islands XI Corp.	100,00	100,00	Financial transactions
CSN Islands XII Corp.	100,00	100,00	Financial transactions
CSN Minerals S.L.U. (1)	-	100,00	Equity interests
CSN Export Europe, S.L.U. (1)	-	100,00	Financial transactions and Equity interests
CSN Metals S.L.U. (1)	-	100,00	Equity interests and Financial transactions
CSN Americas S.L.U. (1)	-	100,00	Equity interests and Financial transactions
CSN Steel S.L.U.	100,00	100,00	Equity interests and Financial transactions
TdBB S.A (*)	100,00	100,00	Equity interests
Sepetiba Tecon S.A.	99,99	99,99	Port services
Minérios Nacional S.A.	99,99	99,99	Mining and Equity interests
Companhia Florestal do Brasil	99,99	99,99	Reforestation
Estanho de Rondônia S.A.	99,99	99,99	Tin Mining
Companhia Metalúrgica Prada	99,99	99,99	Manufacture of containers and distribution of steel products
CSN Gestão de Recursos Financeiros Ltda. (*)	99,99	99,99	Management of funds and securities portfolio
CSN Mineração S.A.	87,52	87,52	Mining and Equity interests
CSN Energia S.A.	99,99	99,99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	90,78	90,78	Railroad logistics
Nordeste Logística S.A.	99,99	99,99	Port services
Aceros México CSN (2)	1,00	-	Commercial representation,sale of steel and related activity

Indirect interest in subsidiaries: full consolidation
Companhia Siderúrgica Nacional LLC	100,00	100,00	Steel
Lusosider Projectos Siderúrgicos S.A.	99,94	99,94	Equity interests and product sales
Lusosider Aços Planos, S. A.	99,99	99,99	Steel and Equity interests
CSN Resources S.A.	100,00	100,00	Financial transactions and Equity interests
Companhia Brasileira de Latas	99,99	99,99	Sale of cans and containers in general and Equity interests
Companhia de Embalagens Metálicas MMSA	99,67	99,67	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	99,67	99,67	Production and sale of cans and related activities
CSN Steel Holdings 1, S.L.U.	100,00	100,00	Financial transactions, product sales and Equity interests
CSN Productos Siderúrgicos S.L.	100,00	100,00	Financial transactions, product sales and Equity interests
Stalhwerk Thüringen GmbH	100,00	100,00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited (*)	100,00	100,00	Sale of long steel
CSN Steel Sections Polska Sp.Z.o.o	100,00	100,00	Financial transactions, product sales and Equity interests
CSN Asia Limited	100,00	100,00	Commercial representation
CSN Mining Holding, S.L	87,52	87,52	Financial transactions, product sales and Equity interests
CSN Mining GmbH	87,52	87,52	Financial transactions, product sales and Equity interests
CSN Mining Asia Limited	87,52	87,52	Commercial representation
Aceros México CSN (2)	99,00	100,00	Commercial representation,sale of steel and related activity
Lusosider Ibérica S.A.	99,94	99,94	Steel, industrial and commercial activities and equity interests
CSN Mining Portugal, Unipessoal Lda.	87,52	87,52	Commercial representation

Direct interest in joint operations: proportionate consolidation
Itá Energética S.A.	48,75	48,75	Electric power generation
Consórcio da Usina Hidrelétrica de Igarapava	17,92	17,92	Electric power consortium

Direct interest in joint ventures: equity method
MRS Logística S.A.	18,64	18,64	Railroad transportation
Aceros Del Orinoco S.A.	31,82	31,82	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50,00	50,00	Equity interests and product sales and iron ore
Transnordestina Logística S.A.	46,30	46,30	Railroad logistics

Indirect interest in joint ventures: equity method
MRS Logística S.A.	16,30	16,30	Railroad transportation

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20,00	20,00	Metallurgy and Equity interests

 (*) Dormant companies, therefore, they are presented in note 9.a., where information on companies accounted for under the equity method and fair value through profit or loss and comprehensive income is disclosed;

•                     Events in 2018

(1)     On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017.

(2)     Transfer of 1% stake in Aceros Mexico from CSN Steel to Companhia Siderúrgica Nacional on February 1, 2018.

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•                      Exclusive funds

	Equity interests (%)
Exclusive funds	03/31/2018	12/31/2017	Core business
Direct interest: full consolidation
Diplic II - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund
VR1 - Private credit balanced mutual fund	100.00	100.00	Investment fund

3. ADOPTION OF NEW ACCOUNTING PRACTICES

The Company applied as of January 1, 2018, the IFRS 09 Financial Instruments (corresponding to CPC 48) and IFRS 15 Revenues from Contracts with Customers (corresponding to CPC 47), both of which were approved by CVM in November 2016 as well as interpretation IFRIC 22, corresponding to ICPC 21, approved in July 2017. IFRS 09 and 15 replaced IAS 39 Financial Instruments: Recognition and Measurement and IAS 18 Revenue and related interpretations, respectively.

The Company decided to adopt the modified transition model for the implementation of the new standards, where any transitional adjustment is recognized in retained earnings on January 1, 2018, without comparative adjustment

• IFRS 9 / CPC 48 Financial instruments

The new pronouncement includes new rules on the classification and measurement of financial assets, as well as impairment and new practices for hedge accounting, which are simplified below:

Classification and measurement - IFRS 9 establishes that financial assets should be classified and measured in one of three categories: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR). The categories of held-to-maturity loans and receivables available for sale that were part of the scope of IAS 39 were withdrawn

Impairment - the "incurred losses" model is replaced by an "estimated credit loss" model, where it is no longer necessary for a loss event to occur before recognition of the impairment loss. The model uses a two-pronged approach, in which the provision will be measured for expected credit losses for 12 months or for the entire life of the asset. These changes did not bring impacts to the Company.

Hedge Accounting - a new general hedge accounting model was included, which does not change, but fundamentally the types of hedge relationship or requirements for measurement and recognition of ineffectiveness. These changes did not bring impacts to the Company.

The main effect of the adoption of IFRS 09 is shown in note 13.II, referring to the classification and measurement of the investment in Usinas Siderúrgicas de Minas Gerais SA - Usiminas and Panatlântica SA at fair value through profit or loss (VJR) and obtained a gain of R $ 1.9 billion (gross) as of March 31, 2018 recorded in other operating income and expenses (Note 23).

• IFRS 15 / CPC 47 Revenue from contract with customer

Revenue from contracts with customers - IFRS 15 establishes a new concept for revenue recognition, replacing IAS 18 Revenue, IAS 11 - Construction Contracts and related interpretations. The Company adopted IFRS 15 using the modified retrospective method, which does not require the restatement of comparative information

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The new pronouncement establishes a five-step model for determining the recognition of revenue from customer contracts, as follows:

- Identification of the contract: identify when there is an agreement and the parties involved.

- Identify the performance obligations: from the defined contract, analyze the contractual promises, in order to identify which promised items can be considered as performance obligations.

- Determine the price of the obligation: The transaction price is the value of the consideration that the entity expects to receive by transferring the control of the promised goods and services, the value of the transaction can include fixed values, variable values or both.

- Transaction Price Allocation: At the time of signing the contract, the transaction price must be allocated to each performance obligation.

- Recognize Revenue: Revenue recognition occurs at the time (or to the extent that) meets a performance obligation by transferring control of a good or service to a customer.

Analyzing the topic "identification of performance obligations", the Company identified in its operations the following performance obligations

- Sale of finished products: the transfer of risks and benefits coincides with the transfer of control of the products, thus, the moment of recognition of revenue from product sales was not impacted by the adoption of this new standard.

- Provision of service: in the main services provided by the company the revenue recognition coincides with the conclusion of the service, therefore without impacts by the adoption of this standard.

- Freight / insurance liability in CFR / CIF incoterms: the freight service in the CFR and CIF modalities will be considered a separate service and therefore a separate performance obligation, with allocation of part of the price of the transaction recognized in profit or loss, according to the effective provision of the service over time.

The effect of the difference in the recognition of the portion of revenue allocated to freight does not significantly affect the Company's income. Therefore, such revenue will not be presented separately in the Company's financial statements.

In the other topics of the new standard, the Company did not identify material measurement impacts in the application of this standard

• IFRIC 22 / ICPC 21 Foreign currency transaction and advance consideration

Required to apply in January 2018, IFRIC 22, which corresponds to ICPC 21, came to regulate the concepts established in CPC 02 - Effects of Changes in Foreign Exchange Rates and Conversion of Financial Statements, on how to determine the transaction date with the purpose of determining the exchange rate to be used in the initial recognition of an asset, expense or revenue (or part thereof) in the derecognition of non-monetary assets or non-monetary liabilities arising from the payment or early receipt in foreign currency.

Generally speaking, the interpretation deals with transactions in foreign currency in which the Company recognizes a non-monetary asset or non-monetary liability resulting from payment or early receipt, before the company recognizes the related asset, expense or revenue.

The consensus of this interpretation clarifies that the transaction date for determining the exchange rate to be used in the case of advances is defined as the date that the entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or early receipt. In the case of multiple payments or receipts in advance, the company shall determine the transaction date as each payment or anticipated receipt.

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As the Company already adopts the practices established by CPC 02, establishing the historical rate at the time of recognition of non-monetary assets and liabilities related to the anticipation, there is no impact resulting from the application of this technical interpretation.

4.     CASH AND CASH EQUIVALENTS

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Current
Cash and cash equivalents
Cash and banks	399,750	193,702	51,867	38,311

Short-term investments
In Brazil:
Government securities	888	12,100	49	150
Private securities	1,057,091	644,525	555,864	79,116
	1,057,979	656,625	555,913	79,266
Abroad:
Time deposits	776,425	2,561,245	313,809	275,927
Total short-term investments	1,834,404	3,217,870	869,722	355,193
Cash and cash equivalents	2,234,154	3,411,572	921,589	393,504

The funds available established in Brazil, are basically invested in repurchase agreements and Bank Certificate of Deposit (“CDBs”) and yield interest based on the floating of Certificates of Interbank Deposits (“CDI”) and government securities are basically repurchase agreements backed by National Treasury Notes. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF). The Company invests part of the resources through the investments considered exclusive, and their financial statements were consolidated into the Company’s statements. The funds are managed by BNY Mellon Serviços Financeiros DTVM S.A. and Caixa Econômica Federal (CEF).

A significant part of the funds of the Company and its foreign subsidiaries is invested in time deposits in top rated banks abroad and the returns are based on fixed interest rates.

5.     SHORT-TERM INVESTMENTS

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
CDB - Bank certificate of deposit (1)	727,141	716,218	727,141	716,218
Government securities (2)	1,886	19,494	105	243
	729,027	735,712	727,246	716,461

1.    Financial investment linked to Bank Certificate of Deposit to secure a letter of guarantee of certain loans.

2.    Investments in National Treasury Bills (LFT) managed by its exclusive funds.

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6.     TRADE RECEIVABLES

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Trade receivables
Third parties
Domestic market	1,398,110	1,290,823	1,125,218	1,056,929
Foreign market	808,799	982,846	106,474	150,264
	2,206,909	2,273,669	1,231,692	1,207,193
Allowance for doubtful debts	(200,164)	(191,979)	(147,402)	(140,392)
	2,006,745	2,081,690	1,084,290	1,066,801
Related parties (Note 18 a)	139,692	115,388	902,809	831,993
	2,146,437	2,197,078	1,987,099	1,898,794

Other receivables
Dividends receivable (Note 18 a) (*)	41,178	41,528	209,466	1,044,242
Advances to employees	35,163	33,942	24,562	22,123
Other receivables	7,971	3,667	544	1,547
	84,312	79,137	234,572	1,067,912
	2,230,749	2,276,215	2,221,671	2,966,706

 (*) In Parent Company, refers mainly to dividends receivable from CSN Mineração S.A.amounting to R$ 187,517. In 2018, was received the amount of  R$ 969,648.

In accordance with the internal sales policy the Group carries out transactions of assignment of receivables without co-obligation in which, after assigning the customer’s trade notes/bills and receiving the amounts from each transaction closed, CSN settles the receivables and becomes entirely free from the credit risk of the transaction. This transaction totals R$268,180 as of March 31, 2018 (R$181,972 as of December 31, 2017), less the trade receivables.

The gross balance of receivables from third parties is comprised as follows:

	Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Current	1,277,739	1,391,839	534,105	530,774
Past-due up to 30 days	133,221	167,760	23,863	50,141
Past-due up to 180 days	77,460	142,346	24,967	114,230
Past-due over 180 days	718,489	571,724	648,757	512,048
	2,206,909	2,273,669	1,231,692	1,207,193

The movements in the Company’s allowance for doubtful debts are as follows:

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Opening balance	(191,979)	(172,782)	(140,392)	(124,351)
Estimated losses	(8,591)	(36,697)	(7,056)	(29,270)
Recovery of receivables	406	17,500	46	13,229
Closing balance	(200,164)	(191,979)	(147,402)	(140,392)

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7.     INVENTORIES

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Finished goods	1,517,805	1,308,802	905,542	856,707
Work in progress	1,212,887	1,135,589	1,023,876	981,204
Raw materials	1,092,383	1,050,588	776,035	699,671
Spare parts	832,857	814,725	445,628	435,827
Iron ore	295,430	278,041	13,733	20,914
Advances to suppliers	91,360	12,514	20,412	8,997
(-) Provision for losses	(140,597)	(135,840)	(48,465)	(51,968)
	4,902,125	4,464,419	3,136,761	2,951,352

The movements in the provision for inventory losses are as follows:

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Opening balance	(135,840)	(101,176)	(51,968)	(37,312)
Reversal / (losses) for slow-moving and obsolescence	(4,757)	(34,664)	3,503	(14,656)
Closing balance	(140,597)	(135,840)	(48,465)	(51,968)

8.     OTHER CURRENT AND NONCURRENT ASSETS

The group of other current and noncurrent assets is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Judicial deposits (note 16)			352.060	339.351			272.265	259.763
Credits with the PGFN (1)			46.774	46.774			46.774	46.774
Recoverable taxes (2)	869.273	866.986	399.940	401.071	578.873	530.748	240.305	234.858
Prepaid expenses	81.369	50.078	42.125	30.741	51.526	16.860	23.792	11.345
Actuarial asset - related party (note 18 a)			104.877	111.281			90.839	95.898
Derivative financial instruments (note 13 I)	734
Securities held for trading (note 13 I)	2.622	2.952			2.399	2.764
Iron ore inventory (3)			144.499	144.499
Northeast Investment Fund – FINOR			26.598	26.598			26.598	26.598
Other receivables (note 13 I)			16.025	20.024			1.365	5.364
Loans with related parties (nota 18 a e 13 I)	2.498	2.441	602.175	554.694	17.218	26.701	489.665	444.091
Other receivables from related parties (note 18 a)	3.577	3.577	30.145	30.770	43.929	37.007	329.785	320.377
Monetary adjustment related to the Eletrobrás's compulsory loan (4)			755.151	755.151			755.151	755.151
Others	54.228	67.544	73.099	67.521			72.564	67.007
	1.014.301	993.578	2.593.468	2.528.475	693.945	614.080	2.349.103	2.267.226

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1.    Refers to the excess of judicial deposit originated by the 2009 REFIS program (Tax Debt Refinancing Program). After the settlement of the program amount, the balance of one of the lawsuits was withdrawn by the Company with a court authorization.

2.    Refers mainly to taxes on revenue (PIS/COFINS) and state VAT (ICMS) recoverable and income tax and social contribution for offset.

3.    Long-term iron ore inventories that will be used after the implementation of the processing plant, generating as final product the pellet feed, expected to start operating in the first half of 2020.

4.    This is a net amount, certain and due, arising from a favorable final decision to the Company, which is irreversible and irrevocable, in order to apply the STJ's consolidated position on the subject, which culminated in the conviction of the Eletrobrás to the payment of the correct interest and monetary correction of the Compulsory Loan. The said final decision, as well as the certainty about the amounts involved in the settlement of the judgment (judicial procedure to request the satisfaction of the right), allowed the conclusion that the entry of this value is certain.

9.     INVESTMENTS

The information on the activities of subsidiaries, joint ventures, joint operations, associates and other investments did not have any changes in relation to that disclosed in the Company's financial statements as of December 31, 2017 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2018.

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9.a) Direct interests in subsidiaries, joint ventures, joint operations, associates and other investments

								03/31/2018				12/31/2017	03/31/2017
Companies		Number of shares held by CSN in units		% Direct equity interest	Participation in				% Direct equity interest	Participation in
					Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period		Assets	Liabilities	Shareholders’ equity	Profit / (loss) for the period

		Common	Preferred
Investments under the equity method
Subsidiaries
CSN Islands VII Corp.		20.001.000		100,00	2.101.108	2.385.608	(284.500)	(106.347)	100,00	5.242.890	5.421.043	(178.153)	(66.443)
CSN Islands XI Corp.		50.000		100,00	2.497.289	2.557.392	(60.103)	(17.598)	100,00	2.514.894	2.557.398	(42.504)	(15.712)
CSN Islands XII Corp.		1.540		100,00	2.147.826	3.328.327	(1.180.501,0)	(34.678)	100,00	2.166.682	3.312.505	(1.145.823)	2.054
CSN Minerals S.L.U.	(1)	-		-	-	-	-	-	-	-	-	-	(41.743)
CSN Export Europe, S.L.U.	(1)	-		-	-	-	-	-	-	-	-	-	(14.924)
CSN Metals S.L.U.	(1)	-		-	-	-	-	-	-	-	-	-	(14.399)
CSN Americas S.L.U.	(1)	-		-	-	-	-	-	-	-	-	-	20.795
CSN Steel S.L.U.		22.042.688		100,00	3.843.470	270.036	3.573.434	103.286	100,00	6.905.164	322.963	6.582.201	49.190
Sepetiba Tecon S.A.		254.015.052		99,99	460.986	156.460	304.526	5.281	99,99	459.647	160.402	299.245	6.100
Minérios Nacional S.A.		66.393.587		99,99	114.203	74.001	40.202	(94)	99,99	105.586	65.290	40.296	(3.049)
Fair Value - Minérios Nacional		-		-	-	-	2.123.507	-	-	-	-	2.123.507	-
Estanho de Rondônia S.A.		121.861.697		99,99	44.579	40.176	4.403	(570)	99,99	46.005	41.032	4.973	(2.829)
Companhia Metalúrgica Prada		313.651.399		99,99	699.304	546.091	153.213	(16.620)	99,99	655.748	485.915	169.833	(1.140)
CSN Mineração S.A.		158.419.480		87,52	12.572.364	3.951.216	8.621.148	105.765	87,52	14.273.290	5.620.137	8.653.153	261.932
CSN Energia S.A.		43.149		99,99	91.292	29.775	61.517	9.054	99,99	146.130	55.030	91.100	8.621
FTL - Ferrovia Transnordestina Logística S.A.		395.302.149		90,78	409.242	137.342	271.900	(8.600)	90,78	419.388	138.888	280.500	(49.394)
Companhia Florestal do Brasil		41.673.302		99,99	34.953,0	3.779,0	31.174,0	(2)	99,99	34.910	3.734	31.176	(1.108)
Nordeste Logística		99.999		99,99	80	55	25	-	99,99	80	55	25	-
CGPAR - Construção Pesada S.A.	(2)	-		-	-	-	-	-	-	-	-	-	165
Fair Value - CGPAR		-		-	-		-		-	-	-	-	(3.940)
					25.016.696	13.480.258	13.659.945	38.877		32.970.414	18.184.392	16.909.529	134.176
Joint-venture e Joint-operation		-		-	-		-
Itá Energética S.A.		253.606.846		48,75	260.921	14.591	246.330	2.734	48,75	265.476	18.104	247.372	2.283
MRS Logística S.A.		26.611.282	2.673.312	18,64	1.448.893	769.713	679.180	16.481	18,64	1.520.264	857.581	662.683	19.278
CBSI - Companhia Brasileira de Serviços de Infraestrutura		1.876.146		50,00	16.740	13.708	3.032	684	50,00	16.005	13.654	2.351	375
Transnordestina Logística S.A.		24.168.304		46,30	3.861.776	2.662.108	1.199.668	(2.514)	46,28	3.806.380	2.604.198	1.202.182	(4.264)
Fair Value alocated to TLSA due to control loss							271.116					271.116
					5.588.330	3.460.120	2.399.326	17.385		5.608.125	3.493.537	2.385.704	17.672
Associates
Arvedi Metalfer do Brasil		46.994.971		20,00	43.512	23.792	19.720	45	20,00	43.653	23.978	19.675	447
					43.512	23.792	19.720	45		43.653	23.978	19.675	447
Classified at fair value through profit or loss and other comprehensive income (note 13 I)
Usiminas							2.532.795					2.200.459
Panatlântica							26.968					21.974
							2.559.763					2.222.433
Other investments
Profits on subsidiaries' inventories							(102.900)	(30.428)				(72.473)	(7.396)
Others							63.537	(2)				63.537	(551)
							(39.363)	(30.430)				(8.936)	(7.947)
Total investments							18.599.391	25.877				21.528.405	144.348

Classification of investments in the balance sheet
Investments in assets							20.124.494					22.894.885
Investments with equity deficit							(1.525.103)					(1.366.480)
							18.599.391					21.528.405

(1) On February 6, 2018, the Spanish commercial registry recognized the merger by absorption of the companies by CSN Steel, S.L.U., date from which the companies were considered legally extinct, before third parties and for the purposes of commercial law, the merger is retroactive to the date of December 28, 2017.

(2) Company sold in July 2017, to the subsidiary CSN Mineração.

The number of shares, the balances of assets, liabilities and shareholders’ equity, and the amounts of profit / (loss) for the period refer to the interests held by CSN in those companies.

9.b) Movement in investments in subsidiaries, joint ventures, joint operations, associates and other investments

	Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Opening balance of investments	5,499,995	4,568,451	22,894,885	22,703,508
Opening balance of loss provisions			(1,366,480)	(1,019,299)
Capital increase	-	20,579	-	80,686
Dividends (1)	-	(79,189)	(3,325,351)	(2,059,972)
Comprehensive income (2)	(1,559,646)	850,640	(1,526,552)	1,021,099
Equity pickup (3)	31,169	147,800	25,877	901,836
Receipt for the sale of Usiminas shares.	(39,377)	-	(39,377)	-
Updated of Panatlântica shares in the statement of income (note 13 II)	4,725	-	4,725	-
Updated of Usiminas shares in the statement of income (note 13 II)	1,931,664	-	1,931,664	-
Write-off of the investment due to sale of CGPAR	-	-	-	(14,055)
Asset valuation of CGPAR	-	-	-	(50,009)
Capital transaction - CGPAR	-	-	-	(35,389)
Amortization of fair value – investment in MRS	(2,937)	(11,746)	-	-
Others	-	3,460	-	-
Closing balance of investments	5,865,593	5,499,995	20,124,494	22,894,885
Balance provision for investments with equity deficit			(1,525,103)	(1,366,480)
Total	5,865,593	5,499,995	18,599,391	21,528,405

1.    In 2018, refers to the allocation of dividends of subsidiaries CSN Energia, Itá Energética, CSN Mineração and CSN Steel.

2.    Refers to the mark-to-market of investments classified fair value through profit or loss and fair value through other comprehensive income, translation to reporting currency of the foreign investment whose functional currency is not the Real, actuarial gain/loss and gain/loss on investment hedge from investments accounted for under the equity method.

3.    The reconciliation of the equity in results of joint ventures and associates and the amount recorded in the statement of income are presented below and derive from the elimination of results of CSN's transactions with these companies:

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		Consolidated
	03/31/2018	03/31/2017

Equity in results of affiliated companies
MRS Logística S.A.	32,954	38,547
CBSI - Companhia Brasileira de Serviços de Infraestrutura	684	375
Transnordestina	(2,514)	(4,264)
Arvedi Metalfer do Brasil	45	447
Others	-	(551)
	31,169	34,554
Eliminations
To cost of sales	(8,999)	(9,958)
To taxes	3,060	3,386
Others	-	-
Amortization of fair value – investment in MRS	(2,936)	(2,937)
Amortization of fair value – investment in CGPAR	-	(3,940)
Others	2,557	-
Equity in results	24,851	21,105

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9.c) Investments in joint ventures and joint operations

The balances of the balance sheet and statement of income of joint ventures are presented below and refer to 100% of the companies’ results:

			03/31/2018					12/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint-Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Balance sheet
Current assets
Cash and cash equivalents	285,759	28	9,244	14,986	484,978	101	5,763	16,231
Advance to suppliers	12,199	81	-	33	14,911	37		22
Other current assets	535,345	29,932	54,402	16,020	685,311	28,475	49,494	16,447
Total current assets	833,303	30,041	63,646	31,039	1,185,200	28,613	55,257	32,700
Non-current assets
Other non-current assets	668,755	1,063	236,100	26,983	693,434	974	238,004	27,459
Investments, PP&E and intangible assets	6,271,224	2,376	8,041,041	477,200	6,277,550	2,423	7,927,881	484,406
Total non-current assets	6,939,979	3,439	8,277,141	504,183	6,970,984	3,397	8,165,885	511,865
Total Assets	7,773,282	33,480	8,340,787	535,222	8,156,184	32,010	8,221,142	544,565

Current liabilities
Borrowings and financing	627,389	969	54,793		668,947	1,411	52,691
Other current liabilities	985,005	26,448	112,498	16,168	1,272,365	25,898	113,739	33,666
Total current liabilities	1,612,394	27,417	167,291	16,168	1,941,312	27,309	166,430	33,666
Non-current liabilities
Borrowings and financing	1,950,224		5,582,415		2,084,422		5,457,768
Other non-current liabilities	566,877	-	-	13,761	575,170	-	434	3,471
Total non-current liabilities	2,517,101	-	5,582,415	13,761	2,659,592	-	5,458,202	3,471
Shareholders’ equity	3,643,787	6,063	2,591,081	505,293	3,555,280	4,701	2,596,510	507,428
Total liabilities and shareholders’ equity	7,773,282	33,480	8,340,787	535,222	8,156,184	32,010	8,221,142	544,565

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		01/01/2018 a 03/31/2018				01/01/2017 a 03/31/2017
	Joint-Venture			Joint-Operation	Joint-Venture			Joint - Operation
Equity interest (%)	MRS Logística	CBSI	Transnordestina Logística	Itá Energética	MRS Logística	CBSI	Transnordestina Logística	Itá Energética
	34.94%	50.00%	46.30%	48.75%	34.94%	50.00%	46.30%	48.75%
Statements of Income
Net revenue	820,628	34,919		41,622	798,330	31,459		40,877
Cost of sales and services	(574,930)	(30,653)		(18,209)	(560,503)	(28,041)		(19,467)
Gross profit	245,698	4,266	-	23,413	237,827	3,418	-	21,410
Operating income (expenses)	(55,809)	(2,442)	(923)	(14,893)	(23,843)	(1,975)	(7,028)	(14,309)
Financial income (expenses), net	(54,468)	(20)	(4,506)	(32)	(54,701)	(376)	(2,181)	(16)
Income before income tax and social contribution	135,421	1,804	(5,429)	8,488	159,283	1,067	(9,209)	7,085
Current and deferred income tax and social contribution	(46,999)	(436)		(2,880)	(55,855)	(318)		(2,403)
Profit / (loss) for the period	88,422	1,368	(5,429)	5,608	103,428	749	(9,209)	4,682

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•         TRANSNORDESTINA LOGÍSTICA S.A. (“TLSA”)

It is in pre-operational phase and will continue as such until the completion of Railway System II. The approved schedule, which estimated the completion of the work by January 2017, is currently under review and discussion with the responsible agencies; however, Management believes that new deadlines for project completion will not have material adverse effects on the expected return on the investment. After analyzing this matter, Management considered as appropriate the use of the accounting basis of operational continuity (going concern) of the project in the preparation of its financial statements.

The assumptions used to evaluate the impairment test in December 2017 remain valid and there is no trigger to justify records of impairment in the first quarter.

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10.   PROPERTY, PLANT AND EQUIPMENT

The information on property, plant and equipment has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2017.

						Consolidated
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Cost	279,740	3,819,929	21,674,362	164,152	2,475,935	669,096	29,083,214
Accumulated depreciation		(1,022,982)	(9,688,442)	(131,049)		(275,902)	(11,118,375)
Balance at December 31, 2017	279,740	2,796,947	11,985,920	33,103	2,475,935	393,194	17,964,839
Effect of foreign exchange differences	1,896	3,418	16,003	129	1,405	(466)	22,385
Acquisitions		15	28,316	153	193,750	1,036	223,270
Capitalized interest (notes 24 and 27)					17,090		17,090
Write-off (note 23)		(74)	(1,703)	(2)		(1)	(1,780)
Depreciation (note 22)		(39,096)	(262,640)	(1,335)		2,355	(300,716)
Transfers to other asset categories		302,911	33,726	(177)	(50,153)	(286,307)	-
Others			(2,635)	(10)	2,213	(1,204)	(1,636)
Balance at March 31, 2018	281,636	3,064,121	11,796,987	31,861	2,640,240	108,607	17,923,452
Cost	281,636	4,117,680	21,757,805	164,789	2,640,240	404,065	29,366,215
Accumulated depreciation		(1,053,559)	(9,960,818)	(132,928)		(295,458)	(11,442,763)
Balance at March 31, 2018	281,636	3,064,121	11,796,987	31,861	2,640,240	108,607	17,923,452

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						Parent Company
	Land	Buildings and Infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Cost	94,485	1,334,093	13,159,644	96,609	906,851	118,888	15,710,570
Accumulated depreciation	-	(242,790)	(5,784,139)	(82,779)	-	(98,451)	(6,208,159)
Balance at December 31, 2017	94,485	1,091,303	7,375,505	13,830	906,851	20,437	9,502,411
Acquisitions		-	11,744	18	65,048	436	77,246
Capitalized interest (notes 24 and 27)	-	-	-	-	3,594	-	3,594
Write-off (note 23)	-	-	(14)	-	-	(2)	(16)
Depreciation (note 22)	-	(8,607)	(129,211)	(650)	-	(1,375)	(139,843)
Transfers to other asset categories	-	-	24,092	-	(24,101)	9
Others	-	-	-	-	40	-	40
Balance at March 31, 2018	94,485	1,082,696	7,282,116	13,198	951,432	19,505	9,443,432
Cost	94,485	1,334,093	13,195,461	96,624	951,432	119,289	15,791,384
Accumulated depreciation	-	(251,397)	(5,913,345)	(83,426)	-	(99,784)	(6,347,952)
Balance at March 31, 2018	94,485	1,082,696	7,282,116	13,198	951,432	19,505	9,443,432

 (*) Refer basically to railway assets such as courtyards, tracks and leasehold improvements, vehicles, hardware, mines, ore deposits, and spare part inventories.

The assumptions used for the impairment test in December 2017 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

The breakdown of the projects comprising construction in progress is as follows:

					Consolidado
	Project description	Start date	Completion Date		03/31/2018	12/31/2017
Logistics
	Current investments for maintenance of current operations.				123,996	106,956
					123,996	106,956
Mining
	Expansion of Casa de Pedra Mine capacity production.	2007	2020	(1)	760,564	750,999
	Expansion of TECAR export capacity.	2009	2022	(2)	277,507	275,811
	Current investments for maintenance of current operations.				493,521	408,522
					1,531,592	1,435,332
Steel
	Supply of 16 torpedo’s cars for operation in the steel industry.	2008	2019		100,576	99,483
	Current investments for maintenance of current operations.			(3)	260,316	228,029
			a		360,892	327,512
Cement
	Construction of cement plants.	2011	2020	(4)	563,749	554,865
	Current investments for maintenance of current operations.				60,011	51,270
					623,760	606,135
Construction in progress					2,640,240	2,475,935

(1)   Estimated completion date of the Central Plant Step 1;

(2)   Estimated completion date of phase 60 Mtpa;

(3)   Refers substantially to renovation of coke ovens batteries and reuse of carbo-chemical cooling water;

(4)   Refers substantially to the acquisition of new Integrated Cement Plants.

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The average estimated useful lives are as follows (in years):

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
In Years
Buildings	38	39	41	41
Machinery, equipment and facilities	22	21	24	24
Furniture and fixtures	12	12	12	12
Others	15	17	12	12

11.   INTANGIBLE ASSETS

							Consolidated		Parent Company
	Goodwill	Customer relationships	Software	Trademarks and patents	Rights and licenses (*)	Others	Total	Software	Total
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Cost	3,834,234	513,068	167,162	134,137	3,185,701	449	7,834,751	126,279	126,279
Accumulated amortization	(133,973)	(212,193)	(93,977)	-	(13,232)	-	(453,375)	(66,969)	(66,969)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)	-	-
Balance at December 31, 2017	3,590,931	300,875	73,185	134,137	3,172,469	449	7,272,046	59,310	59,310
Effect of foreign exchange differences	-	8,486	29	3,910	-	13	12,438	-
Amortization (note 22)	-	(10,697)	(4,459)	-	-		(15,156)	(2,704)	(2,704)
Balance at March 31, 2018	3,590,931	298,664	68,755	138,047	3,172,469	462	7,269,328	56,606	56,606
Cost	3,834,234	527,982	163,402	138,047	3,185,701	462	7,849,828	125,768	125,768
Accumulated amortization	(133,973)	(229,318)	(94,647)	-	(13,232)	-	(471,170)	(69,162)	(69,162)
Adjustment for accumulated recoverable value	(109,330)	-	-	-	-	-	(109,330)	-
Balance at March 31, 2018	3,590,931	298,664	68,755	138,047	3,172,469	462	7,269,328	56,606	56,606

 (*) Composed mainly by mineral rights with potential of 1,101 million tons (Not reviewed by independent auditors). Amortization is based on production volume.

The average useful lives by nature are as follows (in years):

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Software	8	8	9	9
Customer relationships	13	13

The assumptions used for the impairment test in December 2017 are still effective and there is not factor that justifies the recognition of impairment in the quarter.

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12.   BORROWINGS, FINANCING AND DEBENTURES

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

					Consolidated				Parent Company
	Rates p.a. (%)		Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
			03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
FOREIGN CURRENCY
Prepayment	1% to 3,5%		2,481	2,174	491,922	489,584	2,481	2,174	491,922	489,584
Prepayment	3,51% to 8%		828,856	788,989	3,558,682	3,607,925	828,856	788,989	3,558,682	3,607,925
Prepayment Intercompany	3,51% to 8%		-	-			807,117	72,019	4,043,364	4,856,104
Perpetual bonds	7%		4,524	4,503	3,323,800	3,308,000	-	-	-	-
Bonds	4,14% to 10%	(1)	50,467	139,184	5,639,150	5,612,342
Bonds Intercompany			-	-	-	-	3,400	27,450	309,113	3,436,385
Intercompany	Libor 6M to 3%		-	-	-	-	1,125,516	1,113,411	1,526,269	1,620,921
ACC	3.14%		181,298	379,822	-	-	181,298	379,822
Others	1,2% to 8%		410,717	251,630	102,451	197,130	-	-
			1,478,343	1,566,302	13,116,005	13,214,981	2,948,668	2,383,865	9,929,350	14,010,919
LOCAL CURRENCY
BNDES/FINAME	1,3% + TJLP and fixed 2,5% to 6% + 1,5%		69,951	71,121	946,957	960,872	43,832	43,235	910,203	918,466
Debentures	110,8% to 113,7% CDI		495,059	523,252	670,103	770,767	495,059	523,252	670,103	770,767
Prepayment	109,5% to 116,5% CD and fixed of 8% (2)		574,579	1,789,737	3,981,273	3,378,333	467,388	1,048,204	2,576,073	2,093,333
CCB	112,5% and 113% CDI		2,590,969	2,601,352	4,693,000	4,693,000	2,590,969	2,601,352	4,693,000	4,693,000
			3,730,558	4,985,462	10,291,333	9,802,972	3,597,248	4,216,043	8,849,379	8,475,566
Total Borrowings and Financing (note 13 I)			5,208,901	6,551,764	23,407,338	23,017,953	6,545,916	6,599,908	18,778,729	22,486,485
Transaction Costs and Issue Premiums			(30,289)	(24,862)	(72,051)	(34,011)	(22,936)	(21,737)	(48,551)	(31,639)
Total Borrowings and Financing + Transaction Costs			5,178,612	6,526,902	23,335,287	22,983,942	6,522,980	6,578,171	18,730,178	22,454,846

(1)     In February 2018, the Company issued debt securities in the foreign market ("Notes"), through its subsidiary CSN Resources SA, in the amount of US $ 350 million, with maturity in 2023 and interest of 7.625% per annum. In parallel, a tender offer ("Tender Offer") of the Notes issued by CSN Islands XI Corp. and CSN Resources S.A., subsidiaries of the Company, having repurchased US$ 350 million in bonds with maturity in 2019 and 2020. The Notes are unconditionally and irrevocably guaranteed by the Company.

(2)     In February 2018, the Company concluded the renegotiation of its debt of R$4.9 billion with Banco do Brasil SA ("BB"), related to its own issues of Export Credit Notes plus the issues made by its subsidiary CSN Mineração, moving the maturities from 2018 to 2022 to maturity until December 2024, with a guarantee of part of the preferred shares of Usiminas (USIM5), owned by the Company.

12.a) Maturities of borrowings, financing and debentures presented in noncurrent liabilities

In the first quarter of 2018, the principal amount of long-term borrowings, financing and debentures by maturity year, adjusted for interest and inflation, is as follows:

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						Consolidated
	Prepayment	Bonds	Perpetual bonds	CCB	Others	Total
2019	1,747,223	1,574,305	-	1,507,000	459,157	5,287,685	23%
2020	1,700,068	2,901,515	-	1,508,000	282,488	6,392,071	27%
2021	1,333,401	-	-	774,000	176,454	2,283,855	10%
2022	1,405,973	-	-	784,000	95,256	2,285,229	10%
2023	1,216,856	1,163,330	-	120,000	56,719	2,556,905	11%
After 2023	628,356	-	-	-	649,437	1,277,793	5%
Perpetual bonds	-	-	3,323,800	-	-	3,323,800	14%
	8,031,877	5,639,150	3,323,800	4,693,000	1,719,511	23,407,338	100%

					Parent Company
	Prepayment	Bonds	Intercompany	CCB	Others	Total
2019	2,138,463	-	1,526,269	1,507,000	441,983	5,613,715	30%
2020	2,545,597	-	-	1,508,000	171,623	4,225,220	23%
2021	1,802,210	-	-	774,000	170,960	2,747,170	15%
2022	1,613,930	-	-	784,000	91,623	2,489,553	13%
2023	822,436	-	-	120,000	54,956	997,392	5%
After 2023	1,747,405	309,113	-	-	649,161	2,705,679	14%
	10,670,041	309,113	1,526,269	4,693,000	1,580,306	18,778,729	100%

12.b) Borrowings, financing and debentures raised and paid

The table below shows the borrowings, financing and debentures raised and paid during the period:

		Consolidated	Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Opening balance	29,510,844	30,441,018	29,033,017	30,248,775
Raised	1,320,776	538,771	-	371,000
Payment of principal	(2,190,683)	(1,528,023)	(3,722,325)	(1,652,283)
Payment of charges	(617,864)	(2,634,931)	(462,122)	(2,278,089)
Provision of charges	479,775	2,438,555	386,976	2,136,425
Others (1)	11,051	255,454	17,612	207,189
Closing balance	28,513,899	29,510,844	25,253,158	29,033,017

1. Includes unrealized exchange and monetary variations.

In the first quarter of 2018, the Group raised and paid borrowings as shown below:

•       Raised

				Consolidated
Transaction	Financial Institution	Date	Amount	Maturity
Fixed Rate Notes	BAYER LB	January/18 and March/18	69,003	March/18 and March/19
Bonds	BONY	February/18	1,148,735	February/23
Fixed Rate Notes	JP MORGAN	March/18	103,038	February/19
Total			1,320,776

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•       Paid

		Consolidated
Transaction	Principal	Charges
Bonds	1,132,785	238,845
Fixed Rate Notes	109,661	6,748
Debentures	116,666	34,499
Bank Credit Bill	-	139,714
Export Credit Note	550,000	156,821
Pre - Export Payment	64,934	20,552
BNDES/FINAME	16,638	18,005
Advance contract exchange (ACC)	199,999	2,680
Total	2,190,683	617,864

•       Covenants

The Company’s borrowing agreements provide for the fulfillment of certain non-financial obligations, as well as the maintenance of certain parameters and performance indicators, such as the publication of its audited financial statements within the regulatory terms or payment of commission on assumption of risks in case the indicator of net debt to EBITDA reaches the levels set out in such agreements, under penalty of early maturity. Until now, the Company has complied with all financial and non-financial obligations (covenants) of its current contracts.

In the first quarter of 2018, the Company has provisioned R$36,049 in the Consolidated (R$30,843 as of December 31, 2017) and R$16,733 in the Parent Company (R$13,413 as of December 31, 2017) for commission on assumption of risks.

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12.c) Guarantees

The Company is the guarantor or is liable for the guarantees given to its subsidiaries and joint ventures as follows:

	Currency	Maturities	Borrowings		Tax foreclosure		Others		Total
			03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Transnordestina Logísitca	R$	Up to 09/19/2056 and Indefinite	2,541,347	2,541,347	22,214	22,214	3,866	3,866	2,567,427	2,567,427

FTL - Ferrovia Transnordestina	R$	11/15/2020	69,405	69,405	-	-		-	69,405	69,405

Sepetiba Tecon	R$	Indefinite	-	-		-	36,308	36,308	36,308	36,308

Cia Metalurgica Prada	R$	Indefinite	-	-	333	333	18,540	18,540	18,873	18,873

CSN Energia	R$	Indefinite	-	-	2,829	2,829		-	2,829	2,829

CSN Mineração	R$	12/22/2022	2,000,000	2,000,000	-	-		-	2,000,000	2,000,000

Estanho de Rondônia	R$	07/15/2022	3,153	3,153	-	-		-	3,153	3,153

Total in R$			4,613,905	4,613,905	25,376	25,376	58,714	58,714	4,697,995	4,697,995

CSN Islands XI	US$	09/21/2019	750,000	750,000	-	-	-	-	750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000	-	-	-	-	1,000,000	1,000,000

CSN Resources	US$	07/21/2020	1,550,000	1,200,000	-	-	-	-	1,550,000	1,200,000

Total in US$			3,300,000	2,950,000		-		-	3,300,000	2,950,000

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000	-	-	-	-	120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	75,000	25,000	-	-	-	-	75,000	25,000

Total in EUR			195,000	145,000	-	-	-	-	195,000	145,000
Total in R$			11,765,115	10,334,149					11,765,115	10,397,535
			16,379,020	14,948,054	25,376	25,376	58,714	58,714	16,463,110	15,095,530

13. FINANCIAL INSTRUMENTS

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. The Company also enters into derivative transactions, especially interest rate and foreign exchange rate swaps.

Considering the nature of the instruments, the fair value is basically determined by the use of quotations in the open capital market of Brazil and the Commodities and Futures Exchange. The amounts recorded in current assets and liabilities have immediate liquidity or maturity, mostly in terms of less than three months. Considering the term and the characteristics of these instruments, the book values approximate the fair values.

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• Classification of financial instruments

With the implementation of pronouncements CPC 48/ IFRS9, the classification of financial instruments: held to maturity, loans and receivables and available for sale were replaced by three categories of classification and measurement of financial instruments: amortized cost, fair value through other comprehensive income (VJORA) and fair value through profit or loss (VJR).

	Consolidated			Parent Company
	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017	Disclosed on 12/31/2017	Applied on 01/01/2018	Balance at 12/31/2017
Assets
Current
Cash and cash equivalents	Loans and receivables	Amortized Cost	3,411,572	Loans and receivables	Amortized Cost	393,504
Short tem investment	Loans and receivables	Amortized Cost	735,712	Loans and receivables	Amortized Cost	716,461
Accounts receivables, net	Loans and receivables	Amortized Cost	2,197,078	Loans and receivables	Amortized Cost	1,898,794
Loans with related parties	Loans and receivables	Amortized Cost	2,441	Loans and receivables	Amortized Cost	26,701
Derivative financial instruments	VJR	VJR	-	VJR	VJR	-
Trading securities	VJR	VJR	2,952	VJR	VJR	2,764
Dividends receivable	Amortized Cost	Amortized Cost	41,528	Amortized Cost	Amortized Cost	1,044,242

Non-current
Loans with related parties	Loans and receivables	Amortized Cost	554,694	Loans and receivables	Amortized Cost	444,091
Other trade receivables	Loans and receivables	Amortized Cost	20,024	Loans and receivables	Amortized Cost	5,364
Investments	Available for sale	VJR	2,222,479	Available for sale	VJR	2,222,434

Liabilities
Current
Borrowings and financing	Amortized Cost	Amortized Cost	6,551,764	Amortized Cost	Amortized Cost	6,599,908
Derivative financial instruments	VJR	VJR	-	VJR	VJR	-
Trade payables	Amortized Cost	Amortized Cost	2,460,774	Amortized Cost	Amortized Cost	1,787,392
Dividends and interest on capital	Amortized Cost	Amortized Cost	510,692	Amortized Cost	Amortized Cost	2,345

Non-current
Borrowings and financing	Amortized Cost	Amortized Cost	23,017,953	Amortized Cost	Amortized Cost	22,486,485

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						Consolidated
Consolidated				03/31/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost method	Balances	Fair value through profit or loss	Measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	4	-	2,234,154	2,234,154	-	3,411,572	3,411,572
Short-term investments	5	-	729,027	729,027	-	735,712	735,712
Trade receivables	6	-	2,146,437	2,146,437	-	2,197,078	2,197,078
Derivative financial instruments	8	734	-	734	-	-	-
Trading securities	8	2,622		2,622	2,952		2,952
Loans - related parties	8	-	2,498	2,498	-	2,441	2,441
Dividends receivable	6	-	41,178	41,178	-	41,528	41,528
Total		3,356	5,153,294	5,156,650	2,952	6,388,331	6,391,283

Non-current
Other trade receivables	8	-	16,025	16,025	-	20,024	20,024
Investments	9	2,559,763	-	2,559,763	2,222,433	-	2,222,433
Loans - related parties	8	-	602,175	602,175	-	554,694	554,694
Total		2,559,763	618,200	3,177,963	2,222,433	20,024	2,797,151

Total Assets		2,563,119	5,771,494	8,334,613	2,225,385	6,408,355	9,188,434

Liabilities
Current
Borrowings and financing	12	-	5,208,901	5,208,901	-	6,551,764	6,551,764
Trade payables	-	-	3,077,448	3,077,448	-	2,460,774	2,460,774
Dividends and interest on capital	14	-	28,331	28,331	-	510,692	510,692
Total			8,314,680	8,314,680		9,523,230	9,523,230

Non-current
Borrowings and financing	12	-	23,407,338	23,407,338	-	23,017,953	23,017,953
Total			23,407,338	23,407,338		23,017,953	23,017,953

Total Liabilities			31,722,018	31,722,018		32,541,183	32,541,183

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	Parent Company
Consolidated				03/31/2018			12/31/2017
	Notes	Fair value through profit or loss	Measured at amortized cost method	Balances	Fair value through profit or loss	Measured at amortized cost method	Balances

Assets
Current
Cash and cash equivalents	4	-	921,589	921,589	-	393,504	393,504
Short-term investments	5	-	727,246	727,246	-	716,461	716,461
Trade receivables	6	-	1,987,099	1,987,099	-	1,898,794	1,898,794
Trading securities	8	2,399	-	2,399	2,764	-	2,764
Loans - related parties	8	-	17,218	17,218	-	26,701	26,701
Dividends receivable	6	-	209,466	209,466	-	1,044,242	1,044,242
Total		2,399	3,862,618	3,865,017	2,764	4,079,702	4,082,466

Non-current
Other trade receivables	8	-	1,365	1,365	-	5,364	5,364
Investments	9	2,559,763	-	2,559,763	2,222,433	-	2,222,433
Loans - related parties	8	-	489,665	489,665	-	444,091	444,091
Total		2,559,763	491,030	3,050,793	2,222,433	449,455	2,671,888

Total Assets		2,562,162	4,353,648	6,915,810	2,225,197	4,529,157	6,754,354

Liabilities
Current
Borrowings and financing	12	-	6,545,916	6,545,916	-	6,599,908	6,599,908
Trade payables	-	-	2,266,775	2,266,775	-	1,787,392	1,787,392
Dividends and interest on capital	14	-	2,345	2,345	-	2,345	2,345
Total			8,815,036	8,815,036	-	8,389,645	8,389,645

Non-current							-
Borrowings and financing	12	-	18,778,729	18,778,729	-	22,486,485	22,486,485
Total			18,778,729	18,778,729	-	22,486,485	22,486,485

Total Liabilities			27,593,765	27,593,765	-	30,876,130	30,876,130

• Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss classifying them according to the fair value hierarchy:

Consolidated		03/31/2018			12/31/2017
	Level 1	Level 2	Balances	Level 1	Level 2	Balances
Assets
Current
Financial assets at fair value through profit or loss
Derivative financial instruments		734	734		-	-
Trading securities	2,622		2,622	2,952		2,952
Non-current
Available-for-sale financial assets
Investments	2,559,763		2,559,763	2,222,433		2,222,433
Total Assets	2,562,385	734	2,563,119	2,225,385	-	2,225,385

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Includes observable inputs in market such as interest rates, exchange etc., but not prices traded in active markets.

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There are no assets and liabilities classified as level 3.

II – Investments in securities measured at fair value through profit or loss

During the application of IAS 39/CPC 38 until December 2017, the Company has investments in equity instruments, measured at fair value through other comprehensive income, because the nature of the investment is not included in any other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss).

Gains and losses arising from the variation of the share price, were recorded directly in shareholders' equity under the account "Other comprehensive income" and for each significant decrease in market value an impairment loss was recognized in income.

With the implementation of the pronouncements IFRS 9 / CPC 48 as from January 1, 2018, the equity instruments classified as held-to-maturity should be classified as fair value through profit or loss (VJR). In this way, the Company reclassified the investments in common (USIM3) and preferred (USIM5) shares of Usiminas ("Usiminas Shares"), from fair value through other comprehensive income (VJORA) to fair value through profit or loss. In relation to Panatlântica shares (PATI3), currently classified as (VJORA), the Company based on its current business model, whose objective is to maintain this financial asset to obtain contractual cash flows, but adopts the option to reclassify it to VJR, recognizing changes in fair value in profit or loss.

Accordingly, the credit balance accumulated in December 2017 in other comprehensive income of R$1,559,682 was reclassified to the statement of income from the effective date of the new standard. With the new classification, changes in fair value are recorded in the statement of income, totaling in the first quarter of 2018 an adjustment gain at fair value of R$ 376,707 and an adjustment gain at fair value accumulated of R$ 1,936,389. (See opening below and note 23).

Class of shares	03/31/2018			Sales of shares			12/31/2017
	Quantity	Share price	Closing Balance	Quantity	Share price	Cash received	Quantity	Share price	Closing Balance	Fair value adjustment recognized in profit or loss	Amount reclassified from other comprehensive income to the income of the year.
USIM3	107.156.651	12,31	1.319.098				107.156.651	10,83	1.160.506	158.592	694.685
USIM5	111.144.456	10,92	1.213.697	3.136.100	12,56	39.377	114.280.556	9,10	1.039.953	213.121	865.266
PATI3	1.997.642	13,50	26.968				1.997.642	11,00	21.974	4.994	(269)
	220.298.749		2.559.763	3.136.100		39.377	223.434.849		2.222.433	376.707	1.559.682
											1.936.389

As of March 31, 2018, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.29% in preferred shares. As of December 31,2017, the Company's interest in USIMINAS comprised 15.19% in common shares and 20.86% in preferred shares.

In February 2018, 3,136,100 preferred shares (USIM5) were sold, totaling R $ 39,377 through the exclusive fund "VR1 - Multimarket Private Investment Fund".

• Share market price risks

The Company is exposed to the risk of changes in the price of the shares due to the investments, valued at fair value through profit or loss and other comprehensive income that have their prices based on the market price on the stock exchange (B3).

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III -           Financial risk management:

The Company follows risk management strategies, with guidelines in relation to the risks incurred by the company. The nature and general position of financial risks is regularly monitored and managed to assess the results and the financial impact on cash flow. The credit limits and hedge quality of the counterparties are also periodically reviewed.

Market risks are protected when it is considered necessary to support the corporate strategy or when it is necessary to maintain the level of financial flexibility.

The Company may manage some of the risks through the use of derivative instruments, not associated with any speculative trading or short selling.

13.a) Foreign exchange rate and interest rate risks:

•           Foreign exchange rate risk:

The exposure arises from the existence of assets and liabilities denominated in Dollar or Euro, since the Company's functional currency is substantially the Real and is denominated natural currency hedge. The net exposure is the result of offsetting the natural currency exposure by hedging instruments adopted by CSN.

The consolidated net exposure as of March 31, 2018 is as follows.

		03/31/2018
Foreign Exchange Exposure	(Amounts in US$’000)	(Amounts in €’000)
Cash and cash equivalents overseas	243,913	2,761
Trade receivables	322,481	4,387
Other assets	4,480	4,210
Total Assets	570,874	11,358
Borrowings and financing	(4,236,471)	(48,305)
Trade payables	(175,441)	(5,502)
Other liabilities	(4,637)	(3,131)
Total Liabilities	(4,416,549)	(56,938)
Foreign exchange exposure	(3,845,675)	(45,580)
Cash flow hedge accounting	1,306,667
Net Investment hedge accounting		48,000
Net foreign exchange exposure	(2,539,008)	2,420
Perpetual bonds	1,000,000
Net foreign exchange exposure excluding perpetual bonds	(1,539,008)	2,420

CSN is currently in process of redefining its currency hedge strategy. The Company began to focus its hedging strategy to preserve its cash flow capturing the existing natural relationships and the use of derivative instruments to hedge CSN’s future cash flows.

•           Interest rate risk:

The risk arises from short and long term liabilities with fixed or floating interest rates and inflation indices.

In item 13b) we show the derivatives and hedging strategies to hedge foreign exchange and interest rate risks.

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13.b) Hedging instruments: Derivatives and hedge accounting:

CSN uses various instruments to hedge foreign exchange and interest rate risks, as shown in the following topics:

•           Portfolio of derivative financial instruments

							Consolidated
							03/31/2018
				Appreciation (R$)		Fair value (market)	Impact on financial income (cost) in 2018
Counterparties	Maturity	Functional Currency	Notional amount	Asset position	Liability position	Amounts receivable / (payable)
BNPP	06/22/2018 to 09/12/2018	Dollar	25,315	83,931	(83,197)	734	730
Total dollar-to-euro swap			25,315	83,931	(83,197)	734	730

Swap cambial Dólar x Euro

The subsidiary Lusosider has derivative operations to hedge its exposure of the dollar against the euro.

•       Classification of the derivatives in the balance sheet and statement of income

			03/31/2018	03/31/2017
Instruments	Assets		Net Finance Income (Note 23)
	Current	Total
Dollar - to - euro swap	734	734	730	(229)
Future DI			-	13,224
	734	734	730	12,995

•       Cash flow hedge accounting

Beginning November 1, 2014, the Company formally designated cash flow hedging relationships to hedge highly probable future cash flows against US dollar fluctuations.

In order to better reflect the accounting impacts of this foreign exchange hedging strategy on the Company’s results, CSN designated part of its US dollar-denominated liabilities as a hedging instrument of its future exports. As a result, foreign exchange differences arising from designated liabilities will be temporarily recognized in shareholders’ equity and recognized in profit or loss when such exports are carried out, allowing the concurrent recognition of the dollar impact on liabilities and on exports. The adoption of this hedge accounting does not entail entering into any financial instrument. As of March 31, 2018, US$1.3 billion in exports to be carried out between January 2018 until October 2022 are designated.

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In order to support the aforementioned designations, the Company prepared formal documentation indicating how the hedge designation is aligned with CSN's objective and risk management strategy, identifying the hedging instruments used, the hedge object, the nature of the risk to be hedged and demonstrating the expectation of high effectiveness of the designated relations. Debt instruments have been designated in amounts equivalent to the portion of future exports. Therefore, the exchange variation of the instrument and the object are similar. According to the Company's accounting policy, continuous evaluations of prospective and retrospective effectiveness should be carried out, comparing the amounts designated with the amounts expected and approved in the Management's budgets, as well as the amounts actually exported.

Through hedge accounting, the exchange gains and losses on debt instruments will not immediately affect the Company’s profit or loss except to the extent that exports are carried out.

The table below shows a summary of the hedging relationships as of March 31, 2018:

Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Hedged period	Exchange rate on designation	Designated amounts (US$’000)	Amortizated part (USD'000)	Effect on Result (*) (R$'000)	Impact on Shareholders' equity (R$'000)
11/03/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2016 - September 2019	2,4442	500.000	(133.334)		(322.519)
12/01/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2015 - February 2019	2,5601	175.000	(134.999)	13.732	(30.554)
12/18/2014	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	May 2020	2,6781	100.000			(64.570)
07/21/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3,1813	60.000			(8.550)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	July 2019 - March 2021	3,2850	100.000			(3.880)
07/23/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,285	30.000			(1.164)
07/24/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3254	100.000			160
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3557	25.000			798
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3557	70.000			2.233
07/27/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3557	30.000			957
07/28/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	October 2018 - October 2022	3,3815	30.000			1.731
08/03/2015	Export prepayments in US$ to third parties	Part of the highly probable future monthly iron ore exports	Foreign exchange - R$ vs. US$ spot rate	Outubro de 2018 a Outubro de 2022	3,3940	355.000			24.920
Total						1.575.000	(268.333)	13.732	(400.438)

 (*) The effect on profit or loss was recognized in other operating expenses.

In the hedging relationships described above, the amounts of the debt instruments were fully designated for equivalent iron ore export portions.

The movement in hedge accounting amounts recognized in shareholders’ equity as of March 31, 2018 is as follows:

	12/31/2017	Movement	Realization	03/31/2018
Cash flow hedge accounting	395,524	18,646	(13,732)	400,438
Fair value of cash flow hedge, net of taxes	395,524	18,646	(13,732)	400,438

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As of March 31, 2018, the hedging relationships established by the Company were effective, according to prospective tests conducted. Thus, no reversal for hedge accounting ineffectiveness was recognized.

•       Hedge of net investment in foreign operation

CSN has a natural currency exposure in Euros substantially arising from a borrowing taken by a foreign subsidiary with functional currency in Reais, for the acquisition of investments abroad where the functional currency is Euro. Such exposure arises from translating the balance sheets of these subsidiaries for consolidation into CSN, where the exchange difference on the borrowings affected the statement of income, in the financial income (expenses) line item, and the exchange difference on the net assets of the foreign operation directly affected the shareholders equity, in other comprehensive income.

As from September 1, 2015, CSN began to adopt the net investment hedge to eliminate such exposure and cover future fluctuations of the Euro on such borrowings. Non-derivative financial liabilities were designated, represented by borrowing agreements with financial institutions in the amount of € 120 million. The account balances as of March 31, 2018 are as follows:

						03/31/2018
Designation Date	Hedging Instrument	Hedged item	Type of hedged risk	Exchange rate on designation	Designated amounts (EUR'000)	Amortized part (USD’000)	Impact on shareholders' equity
09/01/2015	Non-derivative financial liabilities in EUR – Debt contract	Investments in subsidiaries which EUR is the functional currency	Foreign exchange - R$ vs. EUR spot rate	4.0825	120,000	(72,000)	(13,051)
Total					120,000	(72,000)	(13,051)

The movement in the amounts related to net investment hedge recognized in shareholders’ equity as of March 31, 2018 is as follows:

	12/31/2017	Movement	03/31/2018
Net Investment hedge accounting	(17,911)	4,860	(13,051)
Fair value of net investment hedge in foreign operations	(17,911)	4,860	(13,051)

As of March 31, 2018, the hedging relationships established by the Company were effective, according to prospective tests conducted. Therefore, no reversal for hedge ineffectiveness was recognized.

13.c) Sensitivity analysis

We present below the sensitivity analysis of foreign exchange rate and interest rate risks.

•       Sensitivity analysis of derivative financial instruments and consolidated foreign exchange exposure

The Company considered scenarios 1 and 2 as 25% and 50% deterioration for currency volatility using as reference the closing exchange rate as of March 31, 2018.

The currencies used in the sensitivity analysis and their scenarios are shown below:

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				03/31/2018
Currency	Exchange rate	Probable scenario	Scenario 1	Scenario 2
USD	3.3238	3.3903	4.1548	4.9857
EUR	4.0850	4.1772	5.1063	6.1275
USD x EUR	1.2321	1.2304	1.5401	1.8482

			12/31/2017
Interest	Interest rate	Scenario 1	Scenario 2
CDI	6.39%	7.99%	9.59%
TJLP	6.75%	8.44%	10.13%
Libor	2.45%	3.06%	3.68%

The effects on profit or loss, considering scenarios 1 and 2, are shown below:

					03/31/2018
Instruments	Notional	Risk	Probable scenario (*)	Scenario 1	Scenario 2

Hedge accounting of exports	1,306,667	Dollar	86,893	1,085,775	2,171,550

Currency position	(3,845,675)	Dollar	(255,737)	(3,195,564)	(6,391,128)
(not including exchange derivatives above)

Consolidated exchange position	(2,539,008)	Dollar	(168,844)	(2,109,789)	(4,219,578)
(including exchange derivatives above)

Net Investment hedge accounting	48,000	Euro	4,426	49,020	98,040

Currency position	(45,580)	Euro	(4,202)	(46,549)	(93,098)

Consolidated exchange position	2,420	Euro	224	2,471	4,942
(including exchange derivatives above)

Dollar-to-euro swap	25,315	Dollar	(850)	16,052	27,243

 (*) The probable scenarios were calculated considering the following variations for the risks: Real x Dollar – depreciation of Real by 2.00% / Real x Euro – depreciation of Real by 0.14%. Source: quotations from Central Bank of Brazil and European Central Bank on 04/09/2018.

•       Sensitivity analysis of changes in interest rates

The Company considered scenarios 1 and 2 as 25% and 50% of changes in interest volatility as of March 31, 2018.

					Consolidated
					Impact on profit or loss
Changes in interest rates	% p.a	Assets	Liabilities	Probable scenario (*)	Scenario 1	Scenario 2
TJLP	7.00		(1,003,712)	(3,202)	(17,565)	(35,130)
Libor	1.84		(4,844,015)	(44,657)	(22,247)	(44,494)
CDI	6.89	644,525	(13,550,383)	(206,061)	(222,303)	(444,606)

(*) The sensitivity analysis is based on the assumption of maintaining as a probable scenario the market values as of March 31, 2017 recognized in the company's assets and liabilities.

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13.d) Liquidity risk

It is the risk that the Company does not have sufficient liquid resources to honor its financial commitments, as a result of mismatching of term or volume between expected receipts and payments.

In order to manage the liquidity of the cash in local and foreign currency, premises of disbursements and future receipts are established, being monitored daily by the Treasury area. The payment schedules for the long-term portions of the loans and financing and debentures are presented in Note 12.

The following table shows the contractual maturities of financial liabilities, including accrued interest.

					Consolidated
At March 31, 2018	Less than one year	From one to two years	From two to five yyears	Over five years	Total
Borrowings, financing and debentures	5,208,901	11,679,756	7,125,989	4,601,593	28,616,239
Trade payables	3,077,448	-	-	-	3,077,448
Dividends and interest on capital	28,331	-	-	-	28,331

IV - Fair values of assets and liabilities as compared to their carrying amounts

Financial assets and liabilities measured at fair value through profit or loss are recorded in current and noncurrent assets and liabilities and gains and losses are recorded as financial income and expenses, respectively.

The amounts are recorded in the financial statements at their carrying amount, which are substantially similar to those that would be obtained if they were traded in the market. The fair values of other long-term assets and liabilities do not differ significantly from their carrying amounts, except for the amounts below.

The estimated fair values for certain consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, according below:

		03/31/2018		12/31/2017
	Closing Balance	Fair value	Closing Balance	Fair value
Perpetual bonds	3,328,324	2,576,589	3,312,503	2,602,090
Fixed Rate Notes	5,689,617	6,402,283	5,751,526	6,207,946

 (*) Source: Bloomberg

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• Credit Risks

The exposure to credit risks of financial institutions complies with the parameters established in the financial policy. The Company has as practice the detailed analysis of the patrimonial and financial situation of its clients and suppliers, the establishment of a credit limit and the permanent monitoring of its outstanding balance.

With respect to financial investments, the Company only makes investments in institutions with low credit risk rated by rating agencies. Since part of the funds is invested in repo operations that are backed by Brazilian government bonds, there is also exposure to the credit risk of the Brazilian State.

Regarding the exposure to credit risk in accounts receivable and other receivables, the company has a credit risk committee, in which each new customer is analyzed individually regarding their financial condition, before granting the credit limit and payment terms and periodically revised, according to the periodicity procedures of each business area.

• Capital Management

The Company seeks to optimize its capital structure in order to reduce its financial costs and maximize the return to its shareholders. The table below shows the evolution of the Company's capital structure, with financing by equity and third-party capital:

Thousands of reais	03/31/2018	03/31/2017
Shareholder's equity (equity)	8,189,603	8,288,229
Borrowings and Financing (Third-party capital)	28,513,899	29,510,844
Gross Debit/Shareholder's equity	3.48	3.56

14.   OTHER PAYABLES

The group of other payables classified in current and noncurrent liabilities is comprised as follows:

				Consolidated				Parent Company
	Current			Non-current		Current
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Payables to related parties (note 18 a)	61.613	57.008			298.838	295.094	37.745	49.254
Dividends and interest on capital payable (Note 13 I)	28.331	510.692			2.345	2.345
Advances from customers	94.732	68.521			70.917	50.391
Taxes in installments	20.746	21.551	77.230	79.242	9.425	9.420	1.388	1.421
Profit sharing - employees	97.247	42.699			60.927	26.759
Provision for freight	98.006	81.699			17.200	12.578
Provision industrial restructuring	3.330	1.350
Taxes payable			8.440	8.410			6.954	6.924
Other provisions	204.819	152.205			86.894	95.729
Third party materials in our possession	212	231
Other payables	37.309	123.945	48.147	41.671	20.665	23.245
	646.345	1.059.901	133.817	129.323	567.211	515.561	46.087	57.599

15.   INCOME TAX AND SOCIAL CONTRIBUTION

15.a) Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the year are as follows:

		Consolidated	Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Income tax and social contribution income (expense)
Current	(119,914)	(114,155)	-	-
Deferred	(438,797)	(22,793)	(459,650)	2,956
	(558,711)	(136,948)	(459,650)	2,956

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The reconciliation of consolidated and parent company income tax and social contribution expenses and the result from applying the tax rate to profit before income tax and social contribution are as follows:

	Consolidated		Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Profit before income tax and social contribution	2,045,206	254,563	1,931,513	82,674
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	(695,370)	(86,551)	(656,714)	(28,109)
Adjustment to reflect the effective rate:
Equity pickup	9,448	9,514	8,798	50,418
Profit with differentiated rates or untaxed	(42,380)	(20,840)	-	-
Transfer pricing adjustment	(9,546)	(653)	-	-
Tax loss carryforwards without recognizing deferred taxes	(465,400)	(137,880)	(455,949)	(116,051)
Indebtdness limit	(7,800)	(7,770)	(7,800)	(7,770)
Unrecorded deferred taxes on temporary differences	1,110,508	130,195	1,110,038	129,374
(Losses)/Reversal for deferred income and social contribution tax credits	(459,649)	(28,698)	(459,649)	(28,698)
Deferred taxes on foreign profit	(554)	-	-	-
Tax incentives	1,379	1,590	-	-
Other permanent deductions (add-backs)	653	4,145	1,626	3,792
Income tax and social contribution in profit for the period	(558,711)	(136,948)	(459,650)	2,956
Effective tax rate	27%	54%	24%	-4%

Currently, there are no sufficiently strong evidences to support the recognition of tax credits. For this reason, we maintained the recognition of tax credits arising from income tax and social contribution losses up to the limit of 30% of the deferred tax liabilities.

15.b) Deferred income tax and social contribution:

Deferred income tax and social contribution are calculated on income tax and social contribution losses and the corresponding temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements:

					Consolidated
	Opening balance	Movement			Closing balance
	12/31/2017	Shareholders' Equity	P&L	Others	03/31/2018

Deferred
Income tax losses	1,137,234	-	348,646	1	1,485,881
Social contribution tax losses	406,884	-	125,701	-	532,585
Temporary differences	(2,654,558)	(6,007)	(913,144)	(40,232)	(3,613,941)
- Provision for tax. social security, labor, civil and environmental risks	269,899	-	(599)	360	269,660
- Provision for environmental liabilities	86,851	-	(1,781)	-	85,070
- Asset impairment losses	88,433	-	(1,832)	-	86,601
- Inventory impairment losses	45,814	-	(238)	-	45,576
- (Gains)/losses on financial instruments	(912)	-	(441)	-	(1,353)
- (Gains)/losses on available-for-sale financial assets	417,568	528,776	(656,766)	-	289,578
- Actuarial liability (pension and healthcare plan)	273,058	-	(104)	-	272,954
- Accrued supplies and services	67,716	-	18,744	-	86,460
- Allowance for doubtful debts	47,216	-	2,790	-	50,006
- Goodwill on merger	608	-	-	(608)	-
- Unrealized ex change differences (1)	1,511,152	-	(472,178)	-	1,038,974
- (Gain) on loss of control over Transnordestina	(92,180)	-	-	-	(92,180)
- Cash flow hedge accounting	134,479	(122,156)	-	-	12,323
- Aquisition Fair Value SWT/CBL	(193,311)	(4,396)	6,581	-	(191,126)
- Deferred taxes non computed	(212,236)	-	(8,981)	246	(220,971)
- (Losses) estimated/ reversals to deferred taxes credits	(4,130,837)	(406,620)	193,827	-	(4,343,630)
- Business Combination	(1,040,536)	-	2,557	-	(1,037,979)
- Other	72,660	(1,611)	5,277	(40,230)	36,096
Total	(1,110,440)	(6,007)	(438,797)	(40,231)	(1,595,475)
	-				-
Total Deferred Assets	63,119				79,513
Total Deferred Liabilities	(1,173,559)				(1,674,988)
Total Deferred	(1,110,440)				(1,595,475)

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				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2017	Shareholders' Equity	P&L	03/31/2018

Deferred tax assets
Income tax losses	1,033,661		342,145	1,375,806
Social contribution tax losses	369,549		123,359	492,908
Temporary differences	(1,973,769)		(925,154)	(2,898,923)
- Provision for tax. social security, labor, civil and environmental risks	215,128		(448)	214,680
- Provision for environmental liabilities	84,317		(2,177)	82,140
- Asset impairment losses	56,505		(1,517)	54,988
- Inventory impairment losses	17,669		(627)	17,042
(Gain)/loss in financial instruments	(912)		(441)	(1,353)
- (Gains)/losses on available-for-sale financial assets	417,568	528,776	(656,766)	289,578
- Actuarial liability (pension and healthcare plan)	276,792			276,792
- Accrued supplies and services	55,722		19,993	75,715
- Allowance for doubtful debts	33,168		2,383	35,551
- Unrealized ex change differences (1)	1,593,587		(481,695)	1,111,892
(Gain) in control loss on Transnorderstina	(92,180)			(92,180)
- Cash flow hedge accounting	134,479	(122,156)		12,323
- (Losses) estimated/ reversals to deferred taxes credits	(4,130,837)	(406,620)	193,827	(4,343,630)
- Business Combination	(699,383)			(699,383)
- Deferred IR and CS on Business Combination of CGPAR	(22,609)			(22,609)
- Other	87,217		2,314	89,531
Total	(570,559)		(459,650)	(1,030,209)

	(570,559)			(1,030,209)
	(570,559)			(1,030,209)

(1) The Company taxes exchange differences on a cash basis to calculate income tax and social contribution.

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In its corporate structure, the Company has foreign subsidiaries whose profits are subject to income tax in the countries where they were established at rates lower than those prevailing in Brazil. In the period from 2013 to 2018, these foreign subsidiaries generated profits amounting to R$ 962,371. If the tax authorities understand that these profits are subject to additional taxation in Brazil in respect of income tax and social contribution, these, if due, would total approximately R$ 314,793

The Company, based on its legal counsel’s opinion, assessed as possible the likelihood of loss in the event of challenge by the tax authorities and, therefore, no provision was recognized in the financial statements.

15.c) Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

	Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Income tax and social contribution
Actuarial gains on defined benefit pension plan	176,688	171,473	180,834	175,649
Estimated losses for deferred income and social contribution tax credits - actuarial gains	(180,834)	(175,649)	(180,834)	(175,649)
Change in the fair value of assets measured at fair value through other comprehensive income	(1,606)	(525,107)	(1,606)	(525,107)
Estimated losses for deferred income and social contribution tax assets - assets measured at fair value through other comprehensive income	1,606	525,107	1,606	525,107
Exchange differences on translating foreign operations	(369,017)	(369,017)	(369,017)	(369,017)
Cash flow hedge accounting	12,322	134,478	12,322	134,478
Estimated losses for deferred income and social contribution tax credits - cash flow hedge	(12,322)	(134,478)	(12,322)	(134,478)
	(373,163)	(373,193)	(369,017)	(369,017)

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16.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

Are being discussed in the competent spheres, actions and complaints of various natures. The details of the provisioned amounts and the related judicial deposits are presented below:

			Consolidated				Parent Company
	Accrued liabilities		Judicial deposits		Accrued liabilities		Judicial deposits
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Tax	114,835	113,451	54,905	52,542	55,719	55,285	37,580	36,709
Social security	75,047	74,522	50,098	50,098	73,034	72,542	50,098	50,098
Labor	443,349	451,173	214,922	202,104	339,949	345,878	172,234	160,603
Civil	154,174	148,212	21,092	22,752	129,188	121,742	10,527	10,527
Environmental	39,206	37,733	1,826	1,826	36,101	34,598	1,826	1,826
Deposit of a guarantee			9,217	10,029
	826,611	825,091	352,060	339,351	633,991	630,045	272,265	259,763

Classification
Current	87,602	105,958			51,579	74,586
Non-current	739,009	719,133	352,060	339,351	582,412	555,459	272,265	259,763
	826,611	825,091	352,060	339,351	633,991	630,045	272,265	259,763

The movement in the provision for tax, social security, labor, civil and environmental risks in the period ended March 31, 2018 is as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2017	Additions	Net update on amount	Net utilization of reversal	03/31/2018
Tax	113,451	13,421	1,201	(13,238)	114,835
Social security	74,522	1,594	467	(1,536)	75,047
Labor	451,173	1,285	1,447	(10,556)	443,349
Civil	148,212	3,951	4,103	(2,092)	154,174
Environmental	37,733	8	1,548	(83)	39,206
	825,091	20,259	8,766	(27,505)	826,611

					Current + Non-current
Nature	12/31/2017	Additions	Net update on amount	Net utilization of reversal	03/31/2018
Tax	55,285	13,414	512	(13,492)	55,719
Social security	72,542	1,594	449	(1,551)	73,034
Labor	345,878	1,159	1,062	(8,150)	339,949
Civil	121,742	3,881	3,565	-	129,188
Environmental	34,598	8	1,501	(6)	36,101
	630,045	20,056	7,089	(23,199)	633,991

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The provision for tax, social security, labor, civil and environmental risks was estimated by Management and is mainly based on the legal counsel’s assessment. Only lawsuits for which the risk is classified as probable loss are provisioned. Additionally, this provision includes tax liabilities resulting from lawsuits filed by the Company, subject to SELIC (Central Bank’s policy rate).

▪  Possible administrative and judicial proceedings

The table below shows a summary of the main matters classified as possible risk compared with the balances as of March 31, 2018 and December 31, 2017.

	03/31/2018	12/31/2017
Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Capital gain for an alleged sale of the shares of its subsidiary NAMISA.	11.236.452	11.073.961

Income tax / Social contribution - Assessment Notice and imposition of fine (AIIM) - Disallowance of deductions of goodwill generated in the reverse incorporation of Big Jump by Namisa	2.649.179	2.623.179

Assessment Notice and Imposition of fine (AIIM) - Income tax/ Social contribution - gloss of interest on prepayment arising from supply contracts of iron ore and port services	2.527.831	2.500.606

Notices of violation and imposition of fine - Income taxes and social contribution due to profits from foreign subsidiaries (years 2008,2010 and 2011) (1)	1.878.099	1.858.640

Tax foreclosures - ICMS - Electricity credits	933.220	920.306

Installments MP 470 - alleged insufficiency of tax losses	712.946	704.739

Offset of taxes that were not approved by the Federal Revenue Service - IRPJ/CSLL, PIS/COFINS e IPI	1.705.253	1.685.648

Disallowance of the ICMS credits - Transfer of iron ore	505.878	499.006

ICMS - Refers to the transfer of imported raw material at an amount lower than the price disclosed in the import documentation	279.530	275.233

Disallowance of the tax losses arising on adjustments to the SAPLI	497.625	491.862

Assessment Notice - ICMS - shipping and return merchandise for Industrialization	826.689	816.199

Assessment Notice- Income tax- Capital Gain of CFM vendors located outside	206.006	203.185

CFEM - Divergence on the understanding between CSN and DNPM on the calculation basis	294.733	290.249

Assessment Notice - ICMS - Question on sales to Incentivized Zone	173.038	170.330

Other tax (federal, state, and municipal) lawsuits	3.094.095	3.065.131

Social security lawsuits	280.539	278.600

Law suit applied by Brazilian antitrust authorities (CADE)	98.848	98.189

Other civil lawsuits	1.152.490	1.111.944

Labor and social security lawsuits	1.569.560	1.569.712

Environmental lawsuits - ACP TAC/PAC - Compliance with environmental obligations	223.249	216.878

Tax foreclosures - Fine of Volta Grande IV	71.087	67.620

Others Enviromental lawsuits	120.129	117.858
	31.036.476	30.639.075

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recognized in conformity with Management’s judgment and accounting practices adopted in Brazil.

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17.   PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATIONS

The information on provision for environmental liabilities and asset retirement obligations has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2017 and, accordingly, the Company decided not to repeat it in the condensed interim financial information as of March 31, 2018.

The balance of the provision for environmental liabilities and asset retirement obligation (ARO) is as follows:

		Consolidated		Parent Company
	03/31/2018	12/31/2017	03/31/2018	12/31/2017
Environmental liabilities	250,313	255,517	241,904	248,306
Asset retirement obligations	83,430	81,496	625	612
	333,743	337,013	242,529	248,918

18.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information on related-party transactions has not changed significantly in relation to that disclosed in the Company's financial statements as of December 31, 2017.

18.a) Transactions with subsidiaries, joint ventures, associates, exclusive funds and other related parties

•       By transaction

					Consolidated
	Current		Non-current		Total
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Assets
Trade receivables(note 6)	139,692	115,388			139,692	115,388
Dividends receivable (note 6)	41,178	41,528			41,178	41,528
Actuarial asset (note 8)			104,877	111,281	104,877	111,281
Financial investments/ investments	78,088	53			78,088	53
Loans (note 8)	2,498	2,441	602,175	554,694	604,673	557,135
Other receivables (note 8)	3,577	3,577	30,145	30,770	33,722	34,347
Total Deferred	265,033	162,987	737,197	696,745	1,002,230	859,732
Liabilities
Other payables (Note 14)
Accounts payable	61,613	57,008			61,613	57,008
Trade payables	97,452	81,063			97,452	81,063
Actuarial liabilities			41,937	41,937	41,937	41,937
Total Deferred Liabilities	159,065	138,071	41,937	41,937	201,002	180,008

	31/03/2018	31/03/2017
P&L
Revenues
Sales	293,123	250,657
Interest (note 24)	14,225	20,177
Expenses
Purchases	(295,724)	(258,307)
Foreing exchange and monetary variations, net	-	(4,381)
	11,624	8,146

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•       By company

	Consolidated
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Financial income (costs), net	Exchange rate variations, net	Total

Joint-venture and Joint-operation
Itá Energética S.A.	-	-		2,741	-	2,741	-	(7,962)	-		(7,962)
MRS Logística S.A.	40,828	-	40,828	110,781		110,781	-	(229,994)	-		(229,994)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	360	-	360	25,837	-	25,837	19	(38,704)	-		(38,685)
Transnordestina Logística S.A (1)	248	602,175	602,423	7,382	-	7,382	184	(1,613)	11,118		9,689
	41,436	602,175	643,611	146,741		146,741	203	(278,273)	11,118		(266,952)
Other related parties
CBS Previdência	-	104,877	104,877	-	41,937	41,937
Fundação CSN	1,831		1,831	556	-	556	6	(492)	-		(486)
Banco Fibra (2)	78,088		78,088						3,050		3,050
Usiminas		-		80	-	80	-	(362)			(362)
Panatlântica (3)	128,917	1,125	130,042	11,688		11,688	265,020	(15,745)			249,275
Ibis Participações e Serviços	-	-			-		-	(779)			(779)
Partifib Projetos Imobiliários	94	-	94	-			473		-		473
Vicunha Imóveis Ltda.								(58)			(58)
Vicunha Serviços Ltda.								(15)			(15)
Vicunha Ind de Implementos							24				24
	208,930	106,002	314,932	12,324	41,937	54,261	265,523	(17,451)	3,050		251,122
Associates
Arvedi Metalfer do Brasil S.A.	14,667	29,020	43,687	-	-		27,397	-	57		27,454
Total at 03/31/2018	265,033	737,197	1,002,230	159,065	41,937	201,002	293,123	(295,724)	14,225		11,624
Total at 12/31/2017	162,987	696,745	859,732	138,071	41,937	180,008
Total at 03/31/2017							250,657	(258,307)	20,177	(4,381)	8,146

1.    Transnordestina Logística S.A: Assets: Refers mainly to loan agreements in R$: Interest from 102.0% to 115.0% of the CDI. As of March 31, 2018, the loans amounted to R$602,175 (R$507,009 as of December 31, 2017).

2.    Banco Fibra S.A: Assets: Refers mainly to Eurobond from Fibra Bank with maturity in February 2018.

3.    Panatlantica: Receivables from the sale of steel products.

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•       By transaction

						Parent Company
	Current		Non-current		Total
	03/31/2018	12/31/2017	03/31/2018	12/31/2017	03/31/2018	12/31/2017

Assets
Trade receivables (1) (note 6)	902.809	831.993			902.809	831.993
Dividends receivable (note 6)	209.466	1.044.242			209.466	1.044.242
Actuarial asset (note 8)			90.839	95.898	90.839	95.898
Loans (note 8)	17.218	26.701	489.665	444.091	506.883	470.792
Short-term investments / Investments (2)	120.565	2.619	113.985	127.569	234.550	130.188
Other receivables (3) (note 8)	43.929	37.007	329.785	320.377	373.714	357.384
	1.293.987	1.942.562	1.024.274	987.935	2.318.261	2.930.497
Liabilities
Borrowings and financing
Prepayment (note 12)	807.117	72.019	4.043.364	4.856.104	4.850.481	4.928.123
Intercompany Bonds (nota 12)	3.400	27.450	309.113	3.436.385	312.513	3.463.835
Intercompany Loans (note 13)	1.125.516	1.113.411	1.526.269	1.620.921	2.651.785	2.734.332
	1.936.033	1.212.880	5.878.746	9.913.410	7.814.779	11.126.290
Other payables (Note 14)
Trade payables (4)	298.838	295.094	37.745	49.254	336.583	344.348
Trade payables	200.000	146.631			200.000	146.631
Actuarial liabilities			41.937	41.937	41.937	41.937
	498.838	441.725	79.682	91.191	578.520	532.916

	03/31/2018	03/31/2017
P&L
Revenues
Sales/Others	1.058.449	869.358
Interest (note 24)	14.744	16.913
Exclusive funds (note 24)	44	25.673
Expenses
Purchases	(487.690)	(467.131)
Interest (note 24)	(100.913)	(119.461)
Foreing exchange and monetary variations, net	(5.561)	283.731
	479.073	609.083

1.    Receivables from sales of goods and services between the parent company, subsidiaries and joint ventures.

2.    Assets: Financial investments classified in current total, are investments in exclusive funds and in the Fibra Bank. In noncurrent refers to investments in Usiminas shares classified as fair value through profit or loss.

Current: Refers mainly to pass through of administrative expenses amounting to R$ 36,481.

Noncurrent: Refers mainly to advance for future capital increases, dividends receivable and receivables from acquisition of debentures.

3.      Current: Refers mainly to commission and logistics expenses related to sales of steel for resale through its subsidiary CSN LLC.

Noncurrent: Refers mainly to assignment of credits from income tax and social contribution losses with Ferrovia Transnordestina Logistica)

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•       By company

											Parent Company
	Assets			Liabilities			P&L
	Current	Non-current	Total	Current	Non-current	Total	Sales/Others	Purchases	Financial income (costs), net	Exchange rate variations, net	Total

Subsidiaries
Companhia Metalúrgica Prada (1)	252,151	121,336	373,487	10,540	196	10,736	223,100	(21,977)			201,123
Estanho de Rondônia S.A.	16,345	1,766	18,111					(10,115)	300		(9,815)
Sepetiba Tecon S.A.	10,641	96,747	107,388	29,427		29,427	73	(21,235)	109		(21,053)
Minérios Nacional S.A.	1	45,195	45,196				1				1
CSN Mineração S.A. (2)	277,449		277,449	84,127		84,127	5,000	(251,701)			(246,701)
CSN Energia S.A.	116		116	72,975		72,975		(57,602)			(57,602)
Ferrovia Transnordestina Logística S.A.	-	31,920	31,920		37,551	37,551				(677)	(677)
Companhia Siderúrgica Nacional, LLC (3)	400,916		400,916	246,108		246,108	272,191			1,832	274,023
CSN Resources S.A. (4)				1,465,689	3,953,621	5,419,310			(86,275)	1,961	(84,314)
Lusosider Aços Planos, S.A.	60,334		60,334	176		176	177,984			2,031	180,015
CSN Islands XI Corp. (5)	-				1,001,107	1,001,107				(4,383)	(4,383)
CSN Islands XII Corp. (6)	-			470,344	924,016	1,394,360			(14,637)	(6,325)	(20,962)
Companhia Florestal do Brasil	1,103	2,676	3,779				145				145
Stahlwerk Thüringen GmbH	-			18		18
	1,019,056	299,640	1,318,696	2,379,404	5,916,491	8,295,895	678,494	(362,630)	(100,503)	(5,561)	209,800
Joint-venture e Joint-operation	-
MRS Logística S.A.	20,419		20,419	25,673		25,673		(82,485)			(82,485)
CBSI - Companhia Brasileira de Serviços e Infraestrutura	360		360	17,855		17,855	19	(25,404)			(25,385)
Transnordestina Logística S.A. (7)	248	489,665	489,913						9,212		9,212
	21,027	489,665	510,692	43,528		43,528	19	(107,889)	9,212		(98,658)
Other related parties	-
CBS Previdência	-	90,839	90,839		41,937	41,937
Fundação CSN	1,831		1,831	171		171	6	(212)			(206)
Banco Fibra	78,235		78,235						5,065		5,065
Usiminas	-			80		80		(362)			(362)
Panatlântica (8)	128,917	1,125	130,042	11,688		11,688	265,020	(15,745)			249,275
Ibis Participações e Serviços	-							(779)			(779)
Partifib Projetos Imobiliários	94		94				473				473
Vicunha Imóveis Ltda.	-	-	-	-	-	-	-	(58)	-	-	(58)
Vicunha Serviços Ltda.	-	-	-	-	-	-	-	(15)	-	-	(15)
Vicunha Ind. de Implementos	-	-	-	-	-	-	24	-	-	-	24
	209,077	91,964	301,041	11,939	41,937	53,876	265,523	(17,171)	5,065	-	253,417
Associates	-
Arvedi Metalfer do Brasil S.A.	2,497	29,020	31,517				29		57		86
	-
Exclusive Funds	-
Diplic, Caixa Vertice, VR1, BB Steel (9)	42,330	113,985	156,315				114,384		44		114,428
	-
Total at 03/31/2018	1,293,987	1,024,274	2,318,261	2,434,871	5,958,428	8,393,299	1,058,449	(487,690)	(86,125)	(5,561)	479,073
Total at 12/31/2017	1,942,562	987,935	2,930,497	1,654,605	10,004,601	11,659,206
Total at 03/31/2017							869,358	(467,131)	(76,875)	283,731	609,083

1.      Companhia Metalúrgica Prada: Refers mainly to receivables in the amount of R$252,151 as of March 31, 2018 (197,654 as of December 31, 2017), and debentures from the indirect subsidiary CBL in the amount of R$121,336.

2.      CSN Mineração: Assets: Refers mainly to dividends in the amount of R$187,516, and pass through of administrative expenses in the amount of R$86,886.

Liabilities: Payables from purchases of iron ore and port services.

3.      Companhia Siderurgica Nacional, LLC: Receivables of R$400,916 as of December 31, 2018 (R$232,505 as of December 31, 2017), related to sale of steel for resale.

4.      CSN Resources SA: Prepayment and Fixed Rate Notes.  As of December 31, 2018, the loans amounted to R$5,419,310 (R$7,446,925 as of December 31, 2017).

5.      CSN Islands XI Corp.: Intercompany contracts in US dollars. As of December 31, 2018, loans total R$1,001,107 (R$1,058,560 as of December 31, 2017\).

6.    CSN Islands XII Corp.: Refers mainly to prepayment contracts and Intercompany contracts in dollar. As of December 31, 2018, loans total R$1,394,360 (R$1,417,099 as of December 31, 2017).

7.    Transnordestina Logística S.A. Noncurrent assets: refers to an intercompany contract in the amount of R$489,665 (R$ 444,091 as of December 31,2017).

8.    Panatlântica S.A: Current assets: refers to accounts receivable for the supply of flat steel in the amount of R$ 128,917 (R$ 109,565 as of December 31,2017).

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9.    Exclusive funds: Current assets: Refers mainly to investments in government securities and CDBs, in the amount of R$42,330 (R$ 2,567 as of December 31, 2017). Noncurrent assets: Refers to Usiminas S.A. shares in the amount of R$ 113,985 (R$ 127,569 as of December 31,2017). The funds VR1 and Diplic II are managed by Taquari Asset.

18.b) Key management personnel

The key management personnel with authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of March 31, 2018.

	03/31/2018	03/31/2017
	Statement of Income
Short-term benefits for employees and officers	9,393	5,283
Post-employment benefits	26	53
	9,419	5,336

19.   SHAREHOLDERS’ EQUITY

19.a) Paid-in capital

Fully subscribed and paid-in capital as of March 31, 2018 and December 31, 2017 is R$4,540,000 comprising 1,387,524,047 book-entry common shares without par value. Each common share entitles to one vote in resolutions of the General Meeting.

19.b) Authorized capital

The Company’s bylaws in effect as of March 31, 2018 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

19.c) Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article 193 of Law 6,404/76, up to the ceiling of 20% of the share capital.

19.d) Ownership structure

As of March 31, 2018, the Company’s ownership structure was as follows:

		03/31/2018				12/31/2017
	Number of common shares	% of total shares	% of voting capital	Number of common shares	% of total shares	% of voting capital
Vicunha Aços S.A. (*)	682,855,454	49.21%	50.32%	682,855,454	49.21%	50.32%
Rio Iaco Participações S.A. (*)	58,193,503	4.19%	4.29%	58,193,503	4.19%	4.29%
CFL Participações S.A. (*)	3,977,536	0.29%	0.29%	3,977,536	0.29%	0.29%
Vicunha Textil S.A. (*)	4,927,000	0.36%	0.36%	4,927,000	0.36%	0.36%
Caixa Beneficente dos Empregados da CSN - CBS	20,143,031	1.45%	1.48%	20,143,031	1.45%	1.48%
BNDES Participações S.A. – BNDESPAR	8,794,890	0.63%	0.65%	8,794,890	0.63%	0.65%
NYSE (ADRs)	296,042,642	21.34%	21.81%	303,590,364	21.88%	22.37%
BM&FBovespa	282,198,991	20.34%	20.80%	274,651,269	19.79%	20.24%
	1,357,133,047	97.81%	100.00%	1,357,133,047	97.81%	100.00%
Treasury shares	30,391,000	2.19%		30,391,000	2.19%
Total shares	1,387,524,047	100.00%		1,387,524,047	100.00%

(*) Controlling group companies.

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19.e) Treasury shares

The Board of Directors authorized various share buyback programs in order to hold shares in treasury for subsequent disposal and/or cancelation with a view to maximizing the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board’s Authorization	Authorized quantity	Program period	Average buyback price	Minimum and maximum buyback price	Number bought back	Share cancelation		Sales of shares		Balance in treasury
1º	3/13/2014	70.205.661	From 3/14/2014 to 4/14/2014	R$ 9,34	R$ 9,22 e R$ 9,45	2.350.000					2.350.000
2º	4/15/2014	67.855.661	From 4/16/2014 to 5/23/2014	R$ 8,97	R$ 8,70 e R$ 9,48	9.529.500					11.879.500
3º	5/23/2014	58.326.161	From 5/26/2014 to 6/25/2014	R$ 9,21	R$ 8,61 e R$ 9,72	31.544.500					43.424.000
4º	6/26/2014	26.781.661	From 6/26/2014 to 7/17/2014	R$ 10,42	R$ 9,33 e R$ 11,54	26.781.661					70.205.661
	7/18/2014			Not applicable	Not applicable		60.000.000	(1)			10.205.661
5º	7/18/2014	64.205.661	From 7/18/2014 to 8/18/2014	R$ 11,40	R$ 11,40	240.400					10.446.061
	8/19/2014			Not applicable	Not applicable		10.446.061	(1)
6º	8/19/2014	63.161.055	From 8/19/2014 to 9/25/2014	R$ 9,82	R$ 9,47 e R$ 10,07	6.791.300					6.791.300
7º	9/29/2014	56.369.755	From 9/29/2014 to 12/29/2014	R$ 7,49	R$ 4,48 e R$ 9,16	21.758.600					28.549.900
8º	12/30/2014	34.611.155	From 12/31/2014 to 3/31/2015	R$ 5,10	R$ 4,90 e R$ 5,39	1.841.100					30.391.000
9º (*)	03/31/2015	32.770.055	From 4/01/2015 to 6/30/2015								30.391.000
	04/20/2018	30.391.000	From 4/20/2018 to 4/30/2018	Não aplicável	Não aplicável	R$ 0,00	aR$ 0,00		22.981.500	(2)	7.409.500

 (*) There was no share buyback in this program.

1.      In 2014, the Board of Directors approved the cancellation of 70,446,061 shares held in treasury without changing the value of the Company's capital stock.

2.      In April 2018, the Board of Directors authorized the sale of up to 30,391,000 common shares held in treasury. Until the end of the program, 22,981,500 shares were sold for R$ 213,494 (see note 30)

As of March 31, 2018, the position of the treasury shares was as follows:

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Quantity purchased (Units)	Amount paid for the shares	Share price			Market price of the shares on 03/31/2018 (*)

		Minimum	Maximum	Average
30,391,000	R$ 238,976	R$ 4.48	R$ 10.07	R$ 7.86	R$ 265,617

 (*) The last share average quotation on B3 – S.A. - Brasil, Bolsa, Balcão as of March 31, 2018 was used in the amount of R$ 8.74 per share.

19.f) Policy on investments and payment of interest on capital and dividends

At a meeting held on December 11, 2000, the Board of Directors decided to adopt a profit distribution policy which, in compliance with the provisions in Law 6,404/76, as amended by Law 9,457/97, will entail to the destination of all the profit to the Company’s shareholders, provided that the following priorities are observed, irrespective of their order: (i) carrying out the business strategy; (ii) fulfilling its obligations; (iii) making the required investments; and (iv) maintaining a healthy financial situation of the Company.

19.g) Earnings/(loss) per share:

Basic earnings/(loss) per share were calculated based on the profit/loss attributable to the owners of CSN divided by the weighted average number of common shares outstanding during the year, excluding the common shares purchased and held as treasury shares, as follows:

		Parent Company
	03/31/2018	03/31/2017

	Common Shares
Profit for the year	1,471,863	85,630
Weighted average number of shares	1,357,133,047	1,357,133,047
Basic and diluted EPS	1.08454	0.06310

The Company does not hold potential dilutable ordinary shares outstanding that could result in dilution of earnings per share

20.   PAYMENT TO SHAREHOLDERS

The Company's bylaws provide for the distribution of minimum dividends of 25% of adjusted net income under the law, to the holders of its shares. Dividends are calculated in accordance with the Company's Bylaws and in accordance with the Brazilian Corporate Law.

The following table shows the history of dividends approved and paid:

Approval Year	Dividends	Payment Year	Dividends
2014	700,000	2014	424,939
		2015	274,917
2015	275,000	2015	274,918
2016 (*)		2016	53
2017 (*)		2017
Total approved	975,000	Total paid	974,827

(*) There was no resolution on the distribution of dividends during the years 2016 and 2017.

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21.   NET SALES REVENUE

Net sales revenue is comprised as follows:

		Consolidated		Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Gross revenue
Domestic market	3,302,143	2,623,699	3,172,428	2,406,405
Foreign market	2,609,288	2,463,249	623,481	672,987
	5,911,431	5,086,948	3,795,909	3,079,392
Deductions
Sales returns and discounts	(61,301)	(43,752)	(45,473)	(40,644)
Taxes on sales	(784,180)	(631,600)	(721,459)	(552,532)
	(845,481)	(675,352)	(766,932)	(593,176)
Net revenue	5,065,950	4,411,596	3,028,977	2,486,216

22.   EXPENSES BY NATURE

		Consolidated	Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Raw materials and inputs	(1,551,131)	(1,209,878)	(1,328,974)	(1,078,571)
Labor cost	(652,488)	(553,269)	(317,627)	(285,008)
Supplies	(405,762)	(328,309)	(289,716)	(238,154)
Maintenance cost (services and materials)	(290,572)	(255,091)	(159,510)	(149,334)
Outsourcing services	(887,224)	(738,760)	(322,033)	(254,617)
Depreciation, amortization and depletion	(305,175)	(389,884)	(142,547)	(170,254)
Others	(156,467)	(106,534)	(5,171)	(7,479)
	(4,248,819)	(3,581,725)	(2,565,578)	(2,183,417)

Classified as:
Cost of sales	(3,684,743)	(3,093,474)	(2,337,373)	(1,959,313)
Selling expenses	(456,503)	(369,792)	(154,662)	(163,525)
General and administrative expenses	(107,573)	(118,459)	(73,543)	(60,579)
	(4,248,819)	(3,581,725)	(2,565,578)	(2,183,417)

Additions to depreciation, amortization and depletion for the period were distributed as follows:

		Consolidated		Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Production costs	298,344	381,606	137,761	163,982
Sales expenses	1,643	2,217	1,238	1,851
General and Administrative Expenses	5,188	6,061	3,548	4,421
	305,175	389,884	142,547	170,254
Other operating expenses (*)	10,697	11,392
	315,872	401,276	142,547	170,254

 (*) Refers to the amortization of intangible assets as descriabed ina note 23.

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23.   OTHER OPERATING INCOME (EXPENSES)

	Consolidated		Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Other operating income
Indemnities/gains on lawsuits	546	679	397	530
Rentals and leases	460	459	370	369
Contractual fines	1,780	348	960	152
Shares - VJR (Note 13)	1,936,389		1,936,389
Other revenues	6,412	5,013	798	2,531
	1,945,587	6,499	1,938,914	3,582

Other operating expenses
Taxes and fees	(5,284)	(1,481)	(1,988)	(719)
Write-off/(Provision) of judicial deposits	(3,993)	3,276	(3,431)	3,042
Expenses with environmental liabilities, net	(3,790)	3,350	(1,473)	4,856
Expenses from tax, social security, labor, civil and environmental law suits	(24,393)	(38,353)	(22,490)	(30,021)
Depreciation of unused equipment and amortization of intangible assets (note 22)	(10,697)	(11,392)	-	-
Write- off of PPE and intagible assests (notes 10 and 11)	(1,780)	(2,572)	(16)	(2,742)
Inventory impairment losses/reversals	(6,191)	(4,091)	1,762	1,095
Losses on spare parts	(295)	(1,250)	(295)	(1,250)
Studies and project engineering expenses	(6,571)	(8,180)	(5,577)	(8,196)
Research and development expenses	(958)	(676)	(958)	(676)
Advisory expenses	(777)	(16)	(658)	(16)
Healthcare plan expenses	(26,088)	(22,086)	(26,096)	(21,944)
Hedge cash flow realized (Note 13 b)	(13,732)	(16,402)	(13,732)	(16,402)
Other expenses	(44,110)	(5,815)	(28,863)	(2,899)
	(148,659)	(105,688)	(103,815)	(75,872)
Other operating expenses, net	1,796,928	(99,189)	1,835,099	(72,290)

24.   FINANCIAL INCOME (EXPENSES)

	03/31/2018	03/31/2017	03/31/2018	03/31/2017

Financial income
Related parties (note 18 a)	14,225	20,177	14,788	42,586
Income from short-term investments	27,168	53,578	15,178	25,070
Gain from derivative		13,224
Gain on repurchase of debt securities		12,564
Outros rendimentos (1)	1,503	16,976	360	14,072
	42,896	116,519	30,326	81,728
Financial costs
Borrowings and financing - foreign currency	(215,502)	(214,097)	(57,575)	(55,275)
Borrowings and financing - local currency	(264,273)	(511,998)	(228,488)	(440,272)
Related parties (note 18 a)	-	-	(100,913)	(119,461)
Capitalized interest (notes 10 and 27)	17,090	26,533	3,594	6,534
Interest, fines and late payment charges	(2,034)	(2,791)	(455)	(244)
Commission and bank fees	(41,875)	(38,875)	(37,928)	(34,496)
PIS/COFINS over financial income	(3,733)	(6,458)	(2,798)	(5,191)
Other financial costs (2)	(12,929)	(38,801)	3,371	(32,683)
	(523,256)	(786,487)	(421,192)	(681,088)
Inflation adjustment and exchange differences, net
Inflation adjustments, net	1,570	1,364	11,179	(5,101)
Exchange rates, net	(115,644)	171,609	(13,175)	312,278
Exchange gain (losses) on derivatives	730	(229)	-	-
	(113,344)	172,744	(1,996)	307,177

Financial income (costs), net	(593,704)	(497,224)	(392,862)	(292,183)

Statement of gains and (losses) on derivative transactions
Future Dollar BM&F
Dollar - to - euro swap	730	(229)
	730	(229)
Future DI		13,224
		13,224
	730	13,224

(1)     Refers substantially an updating of tax credits

(2)     Refers substantially to IOF and provision of charges IRRF/CSLL.

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25.   SEGMENT INFORMATION

The segment information has not changed in relation to that disclosed in the Company's financial statements as of December 31, 2017. Therefore, management decided not to repeat it in this condensed interim financial information.

According to the Group´s structure, the businesses are distributed and managed in five operating segments as follows:

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								03/31/2018
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1.277.386	7.474.162				805.599	(1.308.943)
Net revenues
Domestic market	2.290.629	218.650	65.643	330.941	90.619	130.733	(611.945)	2.515.270
Foreign market	1.383.668	932.944					234.068	2.550.680
Total net revenue (note 21)	3.674.297	1.151.594	65.643	330.941	90.619	130.733	(377.877)	5.065.950
Cost of sales and services	(2.900.337)	(795.292)	(45.943)	(244.173)	(66.286)	(125.282)	492.570	(3.684.743)
Gross profit	773.960	356.302	19.700	86.768	24.333	5.451	114.693	1.381.207
General and administrative expenses	(234.058)	(20.864)	(9.972)	(23.307)	(6.933)	(19.974)	(248.968)	(564.076)
Depreciation (note 22)	150.463	106.487	4.035	64.621	4.315	26.682	(51.428)	305.175
Proportionate EBITDA of joint ventures							119.284	119.284
Adjusted EBITDA	690.365	441.925	13.763	128.082	21.715	12.159	(66.419)	1.241.590

Sales by geographic area
Asia	157	852.152					234.068	1.086.377
North America	430.706							430.706
Latin America	105.557							105.557
Europe	829.013	80.792						909.805
Others	18.235							18.235
Foreign market	1.383.668	932.944					234.068	2.550.680
Domestic market	2.290.629	218.650	65.643	330.941	90.619	130.733	(611.945)	2.515.270
Total	3.674.297	1.151.594	65.643	330.941	90.619	130.733	(377.877)	5.065.950

								03/31/2017
P&L	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/elimination	Consolidated
			Port	Railroads
Metric tons (thou.) (*)	1.194.246	7.243.854				821.231	(1.346.967)
Net revenues
Domestic market	1.788.518	190.311	55.215	323.390	90.163	125.651	(583.696)	1.989.552
Foreign market	1.282.689	983.794					155.561	2.422.044
Total net revenue (note 21)	3.071.207	1.174.105	55.215	323.390	90.163	125.651	(428.135)	4.411.596
Cost of sales and services	(2.394.558)	(636.455)	(37.194)	(280.072)	(69.139)	(129.685)	453.629	(3.093.474)
Gross profit	676.649	537.650	18.021	43.318	21.024	(4.034)	25.494	1.318.122
General and administrative expenses	(235.504)	(40.384)	(7.093)	(24.362)	(6.643)	(18.480)	(155.785)	(488.251)
Depreciation (note 22)	169.042	122.651	3.460	103.625	4.317	34.650	(47.861)	389.884
Proportionate EBITDA of joint ventures							112.792	112.792
Adjusted EBITDA	610.187	619.917	14.388	122.581	18.698	12.136	(65.360)	1.332.547

Sales by geographic area
Asia	4.055	913.827					155.561	1.073.443
North America	480.624							480.624
Latin America	150.614							150.614
Europe	633.917	69.967						703.884
Others	13.479							13.479
Foreign market	1.282.689	983.794					155.561	2.422.044
Domestic market	1.788.518	190.311	55.215	323.390	90.163	125.651	(583.696)	1.989.552
Total	3.071.207	1.174.105	55.215	323.390	90.163	125.651	(428.135)	4.411.596

 (*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and joint ventures.

•       Adjusted EBITDA

Adjusted EBITDA is the measurement through which the chief operating decision maker assesses the segment performance and the capacity to generate recurring operating cash, consisting of profit for the year less net financial income (expenses), income tax and social contribution, depreciation and amortization, equity in results, results of discontinued operations and other operating income (expenses), plus the proportionate EBITDA of joint ventures.

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Even though it is an indicator used in segment measurement, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, it does not have a standard definition, and may not be comparable with measurements using similar names provided by other companies.

As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices:

		Consolidated
	03/31/2018	03/31/2017

Profit for the year	1,486,495	117,615
Depreciation/Amortization/Depletion (Note 22)	305,175	389,884
Income tax and social contribution (note 15)	558,711	136,948
Finance income (cost) (note 24)	593,704	497,224
EBITDA	2,944,085	1,141,671
Other operating income (expenses) (note 23)	(1,796,928)	99,189
Equity in results of affiliated companies	(24,851)	(21,105)
Proportionate EBITDA of joint ventures	119,284	112,792
Adjusted EBITDA (*)	1,241,590	1,332,547

 (*) The Company discloses its adjusted EBITDA net of its share of investments and other operating income (expenses) because it understands that these should not be considered in the calculation of recurring operating cash generation.

26.   INSURANCE

Aiming to properly mitigate risk and in view of the nature of its operations, the Company and its subsidiaries have taken out several different types of insurance policies. Such policies are contracted in line with the Risk Management policy and are similar to the insurance taken out by other companies operating in the same lines of business as CSN and its subsidiaries. The risks covered under such policies include the following: Domestic Transportation, International Transportation, Life and Casualty, Health, Vehicles Fleet, D&O (Civil Liability Insurance for Directors and Officers), General Civil Liability, Engineering Risks, Named Peril, Export Credit, Surety Bond and Port Operator’s Civil Liability.

In 2017, after negotiation with insurers and reinsurers in Brazil and abroad, an insurance policy was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from September 30, 2017 to March 31, 2019. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$600 million and deductibles in the amount of R$385 million for material damages and 45 days for loss of profits and covers the following Company’s units and subsidiaries: Presidente Vargas Steelworks, CSN Mineração and Sepetiba Tecon.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of the financial statements and, accordingly, were not audited by our independent auditors.

27.   ADDITIONAL INFORMATION TO CASH FLOWS

The following table provides additional information on transactions related to the statement of cash flows:

	Consolidated		Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
Income tax and social contribution paid	15,373	126,753		-
Addition to PP&E with interest capitalization (note 10 and 24)	17,090	26,533	3,594	6,534
Capitalization in subsidiaries without cash		509		10,353
	32,463	153,795	3,594	16,887

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28.   STATEMENT OF COMPREHENSIVE INCOME

		Consolidated		Parent Company
	03/31/2018	03/31/2017	03/31/2018	03/31/2017
(Loss)/ Profit for the period	1.486.495	117.615	1.471.863	85.630

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (loss) gain the defined benefit plan from investments in subsidiaries, net of taxes	30	30	30	30
	30	30	30	30

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	37.958	(39.643)	37.958	(39.643)
Fair Value through other comprehensive income	(1.559.680)	53.299	(1.559.680)	53.299
(Loss) / gain on the percentage change in investments		2.814		2.814
(Loss)/gain on cash flow hedge accounting	(18.646)	133.044	(18.646)	133.044
Realization of cash flow hedge accounting reclassified to income statements	13.732	16.402	13.732	16.402
(Loss)/gain on investments hedge of investments in subsidiaries			(4.860)	1.846
(Loss)/gain on foreing investment hedge
(Loss)/gain on business combination	(4.860)	1.846
	(1.531.496)	167.762	(1.531.496)	167.762

	(1.531.466)	167.792	(1.531.466)	167.792

Total compreensive income for period	(44.971)	285.407	(59.603)	253.422

Attributable to:
Participation of controlling interest	(59.603)	253.422	(59.603)	253.422
Participation of non - controlling interest	14.632	31.985
	(44.971)	285.407	(59.603)	253.422

29.   INDEPENDENT INVESTIGATION – CONSTRUCTION OF THE LONG STEEL PLANT

Considering the information from a Company’s officer published in the press in April 2017, based on testimonials made before the Court, the Audit Committee decided to hire a specialized forensic service to conduct an independent external investigation of the contractual relationship related to the construction of CSN’s Long Steel Plant (contract in which there would have been alleged undue payments, as bonus, as a form of reimbursement for payments made to political parties), and to analyze the extent of the business relationships between the contracting parties. The conclusion of the investigation is that nothing from the testimonials referred to above was confirmed, and there are no contingencies deriving from the matters investigated. Consequently, the Company understands that there is no basis to justify the setting up of a provision for losses or the disclosure of a contingency. In October 2017, complying with a determination of the Supreme Federal Court, the Federal Police started an investigation of the facts reported in those testimonials previously mentioned.  Subsequently, in February 2018, the Second Panel of the Federal Supreme Court determined that the examination of the facts should occur within the scope of the Electoral Justice rather than the Common Federal Justice. At the moment, compliance with the STF decision is awaited for referral of the case to the Electoral Court.

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30.   EVENTS AFTER THE REPORTING PERIOD

• Transactions between related parties (Banco Fibra)

As disclosed to the market on April 10, 2018 during the first quarter of 2018, the Company, within its regular management of cash and marketable securities, acquired USD 23 million in foreign debt securities issued by Banco Fibra SA (" Banco Fibra "), with a remuneration of 8,125% pa and maturing in February 2028.

• Disposal of treasury shares

The Company disclosed a material fact on April 20, 2018 informing that the Board of Directors authorized the sale by the Company of up to 30,391,000 common shares of its own issuance held in treasury in order to comply with the provisions of Art. 9th of CVM Instruction 567/2015. The sale operations were carried out between April 20 and 23, 2018, through stock exchange trading, at a market price totaling 22,981,500 shares in the total amount of R $ 213,494 million (average price R$ 9.29), recognizing a gain of R $ 32,690 million in shareholders' equity.

• Sale of subsidiary LLC

The Board of Directors approved the sale, through its wholly-owned subsidiary CSN Steel SLU, of its entire ownership interest in Companhia Siderúrgica Nacional, LLC, a company located in the United States ("LLC"), with operations in stripping, cold rolling and galvanizing of flat steel. The transaction must be completed in up to 90 days and must be carried out in free cash and financial debt terms, as well as being subject to adjustments established in a purchase and sale agreement signed between the parties. The transaction is part of the Company's divestiture and deleverage plan.

COMMENTS ON THE PERFORMANCE OF BUSINESS PROJECTIONS

1)     Projections

The Company clarifies that the information disclosed in this item represents a mere estimate, hypothetical data and cannot be interpreted as a promise of performance by the Company and/or its Management. The projections listed below include market variables that are not under the Company’s control and, therefore, may change.

a)        Purpose of Projection

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

b)        Period and validity term of the projection.

For the year 2018, is projected Net Revenue of R$22.2 billion, an adjusted EBITDA close to R$5.6 billion. In turn, the validity term of the presented projection ends with the results being disclosed for the fiscal year ended December 31, 2018, that will be available to the market within the period established by the local authority.

From 2018 to 2019, CSN estimates a leverage measured by the ratio of net debt to adjusted EBTIDA close to 3.5 times, that will be available to the market at the end of the first half of 2019.

c)        Assumptions of the projection, indicating which can be influenced by the issuer’s management and which are beyond its control.

All assumptions mentioned below are subject to the influence of external variables, which are beyond the control of the Company’s management. Therefore, in case of relevant changes in these assumptions, the Company may revise its estimates mentioned below, modifying them in comparison with those originally presented.

Net Revenue

The assumptions used to project the estimated Net Revenue for 2018 is 20% above when compared to the previous year.

Adjusted EBITDA

The assumptions used to project the adjusted EBITDA  20% above in 2018, consider the best average prices for flat and long steel in the domestic and foreign markets, as well as the higher sales volume, highlighting the allocation of goods to the domestic market focusing on better operational margins. In relation to the mining, our estimate is that the price levels (Platts) of iron ore will remain the same in 2018 when compared to the previous year.

Leverage 15 months

The assumptions used for the leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months, is based on an increase of the adjusted EBITDA in 2018 and 2019, resulting in a higher generation of free cash flow and lower net debt, leading to a substantial reduction of the indicator.

d)   Values of the indicators that are subject of the forecast.

Net Revenue Estimated	2016 n.a.	2017 E 18,000	2018 E 22,230	2019 E n.a.
Reached	17,149	18,525	n.a.	n.a.
Variation %	-	3%	-	-
Adjusted EBITDA	2016	2017 E	2018 E	2019 E
Estimated	n.a.	5,000	5,574	n.a.
Reached	4,075	4,645	n.a.	n.a.
Variation %	-	-7%	-	-
Leverage	2016	2017 E	2018 E	2019 E
Estimated	n.a.	5.00x	n.a.	3.50x
Reached	6.32x	5.66x	n.a.	n.a.
Variation %	n.a.	13%	n.a.	n.a.
*E = estimated
**n.a = not evaluated or estimated

1.1 If the issuer has disclosed, in the last 3 fiscal years, projections over the progress of its indicators:

a)    In the form, inform which were being replaced by new projections and which were being repeated.

New estimates:

CSN estimates a Net Revenue of R$22.2 billion for 2018.

CSN estimates an adjusted annualized EBTIDA close to R$5.6 billion for 2018.  Estimates maintained:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

b)   In relation to the projections for periods that have already occured, compare the projection data with the performance indicators, clearly indicating the reasons that led to deviations in the projections.

In 2017, Net Revenue was 3% higher than the previous estimate, due to the better steel prices.

In 2017, the Adjusted EBITDA was 7% lower than the previous estimate, due to the fact that mining presented an adjusted EBITDA lower than expected in 4Q17.

In 2017, leverage was 13% higher than expected, due to the lower Adjusted EBITDA and exchange-rate appreciation that affected our dollar-debt position, resulting in an above average leverage ratio.

c)   In relation to the projections for periods still in progress, inform if the projections remain valid on the date of delivery the form and, when applicable, explain why they were abandoned or replaced.

Estimates in progress:

CSN estimates a leverage measured by the ratio of net debt to adjusted EBITDA close to 3.5 times over a 12 to 15 months.

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)

Independent auditor’s report on review of the interim financial information

To the

Shareholders, Directors and Management of

Companhia Siderúrgica Nacional

São Paulo – SP

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR) for the quarter ended March 31, 2018, which comprises the balance sheet as at March 31, 2018 and the related income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows for the three-month period then ended, and other explanatory notes.

Management is responsible for the preparation of the individual and consolidated interim financial information in accordance with Technical Pronouncement CPC 21 (R1) - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual and consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual and consolidated interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with CPC 21 (R1) and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Emphasis of matter

Ability of the jointly-controlled subsidiary Transnordestina Logística S.A. to continue as a going concern

We draw attention to note 9.c) to the interim financial information, which describes the percentage of completion of the new railway network by the jointly-controlled subsidiary Transnordestina Logística S.A. (TLSA), currently under construction and originally scheduled to be completed by January 2017, is currently being revised and discussed by the relevant regulatory bodies. The completion of the work under the project (and consequent start of operations) is contingent upon receiving ongoing financial contribution from TLSA’s shareholders and third parties. These events and conditions, together with other issues described in note 8.c) to the financial statements, indicate the existence of significant uncertainty that may raise significant doubt as to TLSA´s ability to continue as a going concern. Our conclusion is not qualified regarding this matter.

Other matters

Interim statements of value added

We have also reviewed the individual and consolidated statements of value added (DVA) for the three-month period ended March 31, 2018, prepared under the responsibility of the Company’s management, the presentation of which is required by the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial information and considered supplemental information by IFRS, which does not require the presentation of a DVA. This interim financial information was subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that it was not fairly presented, in all material respects, in relation to the individual and consolidated interim financial information taken as a whole.

São Paulo, May 14, 2018

Nelson Fernandes Barreto Filho

Grant Thornton Auditores Independentes

Opinions and Statements / Officers Statement on the Financial Statement

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item VI of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the Company’s Financial Statements for the quarter ended March 31,2018.

São Paulo, May 14 th, 2018.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

Opinions and Statements / Officers Statement on Auditor’s Report

As Executive Officers of Companhia Siderurgica Nacional, we declare pursuant to Article 25, paragraph 1º, item V of CVM Instruction 480, of December 7, 2009, as amended, that we reviewed, discussed and agreed with the opinion expressed on the Independent Auditors’ Report related to the Company’s Financial Statements for the quarter ended March 31,2018.

São Paulo, May 14 th, 2018.

____________________________________________

Benjamin Steinbruch

CEO

____________________________________________

Luis Fernando Barbosa Martinez

Executive Officer

____________________________________________

David Moise Salama

Executive Officer

____________________________________________

Pedro Gutemberg Quariguasi Netto

Executive Officer

____________________________________________

Marcelo Cunha Ribeiro

Executive Officer – CFO and Investors Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 30, 2018

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer
COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Marcelo Cunha Ribeiro
Marcelo Cunha Ribeiro IR Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.